Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN PORTABLE TELECOM INC
filed 1997-03-21
CIK 1008614


             AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES (A Development Stage Enterprise)

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,                    1996        1995         1994         1993          1992
--------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
OPERATING FINANCIAL DATA:
Operating Revenues                    $        -    $        -   $        -   $       -   $       -
Development Costs-affiliate                1,163         1,221          856          60         110
Development Costs-other                   15,107         2,767        1,119           -          77
General and Administrative                27,680         3,574            2           5           5
Operating (Loss)                         (43,950)       (7,562)      (1,977)        (65)       (192)
Interest Income-affiliate                  4,488             -            -           -           -
Interest Income-other                      1,158            49            2           -           -
Investment Losses                           (304)            -            -           -           -
Gain on sale PCS licenses                  2,582             -            -           -           -
Interest Expense-affiliate                 1,960         1,051           50          40          15
Interest Expense-other                       802             -            -           -           -
Net (Loss)                            $  (37,921)   $   (6,468)  $   (1,283)  $     (67)  $    (134)
Weighted Average Common and
 Series A Common
 Shares (000) (1)                         67,492        59,086       59,086      59,086      59,086
(Loss) per Common and Series A
 Common Share                         $    (0.56)   $    (0.11)  $    (0.02)  $       -   $       -
Dividends per Common and
 Series A Common Share                $        -    $        -   $        -   $       -   $       -

BALANCE SHEET
Cash and Cash Equivalents             $   35,284    $      261    $      10   $       4    $     17
Property and Equipment (Net)             252,423        12,087            -         414         344
Investment in PCS Licenses               304,354       305,818       20,401           -           -
Total Assets                             672,827       360,444       21,320         512         441
Revolving Credit Agreement-TDS                 -        60,238       22,659         650         450
Long-Term Debt                           103,743             -            -           -           -
Common Shareholders'
 Equity (Deficit)                     $  437,785    $  281,282   $   (1,444)  $    (161)  $     (94)

OTHER DATA
Capital Expenditures                  $  242,270    $  297,551   $    20,401  $       -   $       -
Population Equivalents              27.6 million  27.3 million             -          -           -




(1) Weighted Average Common and Series A Common Shares outstanding give retroactive effect to the recapitalization in conjunction with the Company's April 1996 initial public offering, as if the transaction had occurred at January 1, 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
Aerial Communications, Inc. (the "Company" - NASDAQ symbol: AERL), an 82.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"), was formed to acquire Personal Communications Services ("PCS") licenses from the Federal Communications Commission ("FCC"), construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas.

The Company acquired eight licenses in the FCC broadband Block A and Block B PCS auction which concluded in March 1995 (the "FCC auction"). Since its acquisition of PCS licenses, the Company has been devoting its efforts to recruiting an experienced management team, developing and executing a business plan, raising capital and designing and constructing a PCS network in each of its MTAs (Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus). The Company has sold its licenses covering the Guam and Alaska MTAs and recorded a total gain on such sales in 1996 of $2.6 million, net of commissions and legal fees.

The Company's focus in 1996 has been the development of its PCS business. This focus will continue until the launch of commercial service in all its markets, the first expected in March 1997. As of December 31, 1996, the Company had cleared 150 microwave paths and had commitments to clear 39 paths. Management believes that sufficient paths have been cleared to allow service launch in all six markets. Management contemplates clearing additional paths as it expands its network in 1997. Over 600 cell sites have been secured as zoning and installation work continues. A number of municipalities have adopted cell site zoning moratoria slowing the task of network build-out. The Company has taken steps to mitigate the impact of all such moratoria affecting its build-out. Moratoria have been particularly challenging for all wireless providers in the Orlando/Orange County, Florida area. Construction of the National Operations Center ("NOC") in Tampa is complete. Customer service advisors ("CSAs") have been hired, training of the first two classes of CSAs has been completed and calls are now being taken from trial customers. Friendly user (customer) trials are planned to conclude in the first quarter of 1997, with roll-out of commercial service after successful customer trials.

The Company is currently capitalizing, as work in process, expenditures for the design, construction and testing of the Company's PCS networks as well as the cost to relocate dedicated private microwave links currently operating in the Company's spectrum. Costs associated with developing information systems are also capitalized. The Company capitalized interest in 1996 solely on its PCS network expenditures financed under the Nokia Credit Agreement, the Series A Zero Coupon Notes and the TDS Revolving Credit Agreement (See "Liquidity and Capital Resources"). The Company capitalized interest in 1995 on the acquisition cost of the licenses, prior to TDS's $289.2 million equity contribution which covered such costs.

The following discussion of the consolidated financial condition and results of operations of the Company for the three years ended December 31, 1996, should be read in conjunction with the Consolidated Financial Statements, the related notes thereto, and the other financial information included herein.

RESULTS OF OPERATIONS
The Company's results of operations for 1996 compared to 1995 and 1994 primarily reflect increased activities undertaken to prepare the Company's MTAs for initiation of commercial PCS services. These activities accelerated in March 1995 after the Company's purchase of the eight broadband PCS licenses in the FCC auction and significantly increased the Company's net loss to $37.9 million in 1996 from $6.5 million in 1995 and $1.3 million in 1994. The Company had no operating revenues in 1996 as commercial service is not anticipated to commence in its first market until March 1997, and expects its net losses to increase during 1997 as the Company continues its business development activities.

Years Ended December 31, 1996, 1995, and 1994
DEVELOPMENT COSTS-AFFILIATE are management services performed by TDS and/or affiliated companies and incurred in the development of the Company's business. Development costs-affiliate stayed constant at $1.2 million from 1995 to 1996. Development costs-affiliate were $0.9 million in 1994 which reflected management services costs incurred primarily in preparation for the FCC auction.

DEVELOPMENT COSTS-OTHER increased to $15.1 million during 1996 from $2.8 million in 1995 and $1.1 million in 1994. The $12.3 million increase between 1996 and 1995 is primarily due to increased consulting fees incurred in the development of the Company's business and marketing plans and legal expenses incurred in the continuing effort to prepare the Company's MTAs for commercial PCS services. Development costs-other in 1995 primarily reflect legal expenses related to the FCC auction and the establishment of the Company's subsidiaries. Development costs-other in 1994 primarily reflect legal expenses incurred in preparation for the FCC auction. Additionally, 1994 costs include a charge to expense for the book value of equipment related to an unsuccessful business development activity.

GENERAL AND ADMINISTRATIVE EXPENSES increased to $27.7 million during 1996 from $3.6 million in 1995, primarily as a result of the growth of the Company's management and operating teams and the resulting increases in salaries, employee benefits and overhead expenses. General and administrative expenses in 1994 were not significant.

INTEREST INCOME-AFFILIATE was $4.5 million in 1996 as a result of interest income earned on the proceeds from the Company's initial public offering ("IPO"). The proceeds were invested in the TDS cash management program pending use in PCS network development and construction.

INTEREST INCOME-OTHER increased to $1.2 million in 1996 from $49,000 in 1995 primarily due to $1.1 million in interest income earned in 1996 on the excess proceeds from the Company's sale of Series A Zero Coupon Notes (See Note 5-Long-Term Debt) pending use in PCS network development and construction. Interest income-other was not significant in 1994.

INVESTMENT LOSSES were $0.3 million in 1996 and represent the Company's share of the 1996 losses of the Wireless Alliance, LLC, a joint venture associated with the Company's Minneapolis MTA and designed to extend the PCS footprint to areas that were not in the Company's initial build-out.

GAIN ON SALE OF PCS LICENSES represents the pretax gain of $0.2 million recognized on the sale of the Guam license in May 1996 and the pretax gain of $2.4 million recognized on the sale of the Alaska license in December 1996.

INTEREST EXPENSE-AFFILIATE increased to $2.0 million in 1996 from $1.1 million in 1995 and $50,000 in 1994. Interest expense-affiliate represents interest on amounts borrowed under the Revolving Credit Agreement with TDS and fees paid to TDS for serving as guarantor on the Series A Zero Coupon Notes, less interest capitalized.

INTEREST EXPENSE-OTHER was $0.8 million in 1996 and relates primarily to the Series A Zero Coupon Notes issued in November 1996, less interest capitalized.

Interest capitalization in 1996, totaling $1.2 million, is based solely upon construction expenditures incurred related to the PCS network and financed under the Nokia Credit Agreement, the Series A Zero Coupon Notes and the TDS Revolving Credit Agreement (See "Liquidity and Capital Resources"). Interest capitalization in 1995, totaling $16.6 million, represents interest capitalized on the acquisition cost of licenses, prior to TDS's $289.2 million equity contribution which covered such costs.

Income tax benefit decreased to $0.9 million in 1996 from $2.1 million in 1995 primarily due to an increase in the estimated valuation allowance associated with deferred tax assets. The Company recognized income tax benefits of $2.1 million in 1995 and $0.7 million in 1994 due primarily to an increase in pretax loss. See "Income Taxes" below for a discussion of the Company's tax allocation agreement with TDS.

The weighted average Common and Series A Common Shares increased to 67,491,753 in 1996 compared to 59,086,000 ( after giving retroactive effect to the recapitalization described in Note 8 - Common Stock ) in 1995 and 1994 due primarily to 12,250,000 Common Shares issued on April 25, 1996 in connection with the Company's IPO.

INCOME TAXES
For federal income tax purposes, the Company is included in the TDS consolidated tax return. For financial reporting purposes, the Company computes its federal income taxes as if it were not a member of the TDS consolidated group but filed a separate return.

For 1995 and prior years, TDS reimbursed the Company for the federal income tax benefit of any net operating loss of the Company which reduced the provision for income taxes reflected in TDS's consolidated statements of income. The Company and TDS entered into a tax allocation agreement which became effective as of January 1, 1996 (the "1996 tax allocation agreement"), pursuant to which, among other things, TDS no longer reimburses the Company on a current basis for losses or credits used by TDS in the year they are generated. Instead, the Company will be compensated (i.e., future tax liabilities will be reduced) for TDS's use of tax benefits at such time as the Company would be able to utilize such benefits on a separate return basis.

If the 1996 tax allocation agreement had been in place during 1995, the Company would have recorded a deferred tax asset of $11.9 million (net of a valuation allowance of $6.2 million) and a deferred tax liability of $14.0 million, resulting in deferred tax expense of $2.1 million being recognized in the Consolidated Statements of Operations. The deferred tax asset primarily relates to the net operating loss ("NOL") carryforward, which requires a valuation allowance to be provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to the absence of an established earnings history of the Company, a valuation allowance has been provided to the extent that temporary differences related to the deferred tax liability do not reverse in the 15 year NOL carryforward period. The deferred tax liability is primarily created due to the accelerated amortization of the PCS license cost and the current deduction of interest that was capitalized for book purposes. Therefore, the deferred tax expense represents that portion of the NOL which was created by accelerated tax amortization of the PCS licenses and the related interest deduction which may not be realized because those temporary differences reverse over 40 years.

INFLATION
Management believes that inflation affects the Company's business to no greater extent than the general economy.

LIQUIDITY AND CAPITAL RESOURCES
The costs of development, construction and start-up activities of the Company will require substantial capital. As of December 31, 1996, the Company had expended $305.8 million for licenses, including capitalized interest, $254.4 million for all other capital expenditures and incurred cumulative net losses of $45.9 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS networks and builds its customer base.

Cash flows used by operating activities were $17.8 million in 1996, cash flows provided by operating activities were $0.1 million in 1995 and cash flows used by operating activities were $1.6 million in 1994. Cash used in 1996 resulted from the $37.9 million net loss for the period, offset by a $12.5 million decrease in income tax receivable-affiliate, an increase in other accounts payable of $3.5 million, and $4.1 million net in other items. The cash provided in 1995 resulted largely from a total $9.1 million increase in accounts payable-other, accounts payable-affiliate and accrued interest-affiliate, and from a $10.4 million increase in deferred tax liability. The cash provided by these activities was offset by a $12.3 million increase in income tax refund receivable-affiliate and the $6.5 million net loss for the period. The cash used in 1994 was primarily due to the $1.3 million net loss.

Cash flows from financing activities provided $164.1 million in 1996, $297.9 million in 1995 and $22.0 million in 1994. In April 1996, the Company received proceeds from its IPO of $195.3 million, net of underwriting discounts and commissions. The Company used a portion of the net proceeds to repay the outstanding balance under the Revolving Credit Agreement with TDS. In 1996 the Company received from TDS $28.8 million representing the balance due in connection with TDS's $289.2 million contribution to the equity capital of the Company in 1995. The 1995 equity contribution was made to cover the original cost of the licenses acquired in the FCC auction. Cash flows from financing activities in 1995 and 1994 were generated by borrowings under the Revolving Credit Agreement with TDS.

Cash flows used in investing activities totaled $111.3 million in 1996, $297.8 million in 1995 and $20.4 million in 1994. Such cash requirements in 1996 consisted primarily of $16.5 million of additions to property and equipment and $96.4 million of additions to work in process. Total 1996 additions to work in progress and property and equipment, including noncash transactions, were $242.3 million, including $53.2 million for switching equipment, $150.4 million for cell sites, and $38.7 million for other activity, including information systems development and property and equipment in service (primarily computer equipment and software, office equipment, and leasehold improvements). Cash requirements in 1995 related largely to the Company's $285.4 million acquisition of eight licenses in the FCC auction and $12.1 million in additions to property and equipment and capitalized construction costs. Cash requirements in 1994 consisted primarily of a $20.4 million payment to the FCC to ensure eligibility in the FCC auction.

The Company continues to construct networks in its MTAs. Commercial operations are anticipated to commence in the first market in March 1997.

The Company anticipates construction, development and introduction of PCS networks and services will require substantial capital and operating expenditures over the next several years. While construction (including microwave relocation) and other start-up activities may be impacted by many factors, the Company estimates that the aggregate funds required for 1997 will total approximately $600 million. This amount includes an estimated $345 million of capital expenditures for construction of PCS networks and information systems development and $255 million of estimated working capital requirements.

The Company expects 1997 construction and working capital requirements to be financed using a variety of sources, including but not limited to, borrowings under the TDS Revolving Credit Agreement (See Note 4-Revolving Credit Agreement), vendor financing and private equity investors in the Company. In March 1996, the Company selected Nokia Telecommunications Inc. ("Nokia") as its sole supplier of digital radio channel and switching infrastructure equipment during the initial build-out of its PCS networks. Nokia has agreed to provide up to $200 million in financing for equipment through a Credit Agreement with the Company dated June 19, 1996 (the "Credit Agreement" or "Nokia Credit Agreement").

At the Company's option it may issue, in tranches, 10-year unsecured zero coupon promissory notes in accordance with the provisions of the Credit Agreement, the proceeds of which are to be paid to Nokia in satisfaction of borrowings by the Company under the Credit Agreement.

On November 4, 1996 the Company issued $226.2 million in aggregate principal amount at maturity of Series A Zero Coupon Notes ("Notes") due in 2006. The issue price of the Notes was 44.2% of the principal amount at maturity or $100 million, and there is no periodic payment of interest. The $100 million proceeds of the sale of the Notes were paid to Nokia in satisfaction of all outstanding obligations and future obligations up to $100 million of the Company under the Credit Agreement. The per annum yield to maturity on the Notes is 8.34% (computed on a semi-annual bond equivalent basis) calculated from November 4, 1996. The Notes will rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company. The Notes and the obligations under the Credit Agreement are fully and unconditionally guaranteed by TDS at an annual fee rate of 3%. The Notes are subject to optional redemption by the Company on and after November 1, 2001, at a purchase price equal to the issue price plus accrued interest through the date of redemption.

In April 1996, the Company sold 12,250,000 of its Common Shares, approximately 17.2% of total outstanding shares of common stock, at a price of $17 per share in an initial public offering. The net proceeds from the offering, after underwriters fees, were $195.3 million. A portion of the net proceeds was applied to the repayment of $64.1 million in outstanding indebtedness (including accrued interest) to TDS under the Revolving Credit Agreement. The Company had available $250 million under the Revolving Credit Agreement with TDS as of December 31, 1996.

In November 1996 the Company entered into a Member Control Agreement ("Agreement") to establish a joint venture with Rural Cellular Corporation ("RCC") to be known as the Wireless Alliance, LLC. The joint venture was formed to build out certain rural areas covering approximately 530,000 population equivalents ("POPs") in the Minneapolis MTA. The Company has agreed to contribute 20 MHz of its Minneapolis MTA license covering certain territories as defined in the Agreement in return for a 49% equity interest in the joint venture. RCC will be responsible for building out the network and for the ongoing operations. It is anticipated that the joint venture will purchase services such as network switching and customer billing from the Company. The Company expects to benefit from the joint venture by extending its footprint without the capital investment required to build the network. The Agreement is awaiting FCC approval.

The Company believes that its capital resources will be sufficient to fund its complete network build-out and cover operating losses into the second half of 1997. In addition to the Revolving Credit Agreement with TDS, sources of additional capital may include additional vendor financing as well as private equity and debt financing by the Company or its subsidiaries. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction and development programs, which could have a material adverse impact on the Company's financial condition and results of future operations.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT
This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations are forward-looking statements. These statements contain potential risks and uncertainties and therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in the Company's markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; pending and future litigation; availability of future financing; and unanticipated changes in growth in PCS customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. Readers should evaluate any statements in light of these important factors.


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    Year Ended December 31,           Cumulative
                                            ------------------------------------    July 23, 1991 to
                                            1996             1995           1994    December 31, 1996
------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
OPERATING EXPENSES:
  Development costs-affiliate            $  1,163        $  1,221        $    856     $  3,410
  Development costs-other                  15,107           2,767           1,119       19,070
  General and administrative               27,680           3,574               2       31,266
------------------------------------------------------------------------------------------------------
OPERATING (LOSS)                          (43,950)         (7,562)         (1,977)     (53,746)

OTHER INCOME, NET
  Interest income-affiliate                 4,488               -               -        4,488
  Interest income-other                     1,158              49               2        1,215
  Investment losses                          (304)              -               -         (304)
  Gain on sale of PCS licenses              2,582               -               -        2,582
------------------------------------------------------------------------------------------------------
                                            7,924              49               2        7,981

(LOSS) BEFORE INTEREST
  AND INCOME TAXES                        (36,026)         (7,513)         (1,975)     (45,765)
Interest expense-affiliate                  1,960           1,051              50        3,116
Interest expense-other                        802               -               -          802
------------------------------------------------------------------------------------------------------

(LOSS) BEFORE INCOME TAXES                (38,788)         (8,564)         (2,025)     (49,683)
------------------------------------------------------------------------------------------------------
Income tax (benefit)                         (867)         (2,096)           (742)      (3,810)
------------------------------------------------------------------------------------------------------
NET (LOSS)                               $(37,921)        $(6,468)        $(1,283)    $(45,873)
------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000)             67,492          59,086          59,086       61,277

(LOSS) PER COMMON AND
  SERIES A COMMON SHARE - See Note 2(j) $  (0.56)        $ (0.11)        $ (0.02)    $  (0.75)
------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               Year Ended December 31,              Cumulative
                                                         -----------------------------------     July 23, 1991 to
                                                         1996            1995           1994     December 31, 1996
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING
  ACTIVITIES
  Net (Loss)                                         $    (37,921)    $    (6,468) $    (1,283)  $    (45,873)
  Add (Deduct) adjustments to
    reconcile net (loss) to net cash (used)
    provided by operating activities:
  Depreciation                                              1,934              47            -          1,981
  Investment losses                                           304               -            -            304
  Gain on sale of PCS licenses                             (2,582)              -            -         (2,582)
  Change in accounts payable-affiliates
    and accrued interest-affiliate                         (2,292)          2,676           47            489
  Change in accounts payable-other                          3,491           6,401            -          9,892
  Change in other accrued interest and other
    liabilities                                             5,721               -            -          5,721
  Change in income tax refund
    receivable-affiliate                                   12,502         (12,320)        (112)             -
  Change in deferred tax asset/
    liability-net                                           2,231          10,407         (630)        11,973
  Change in other assets and deferred costs                (1,169)           (617)         414         (1,786)
-------------------------------------------------------------------------------------------------------------------
                                                          (17,781)            126       (1,564)       (19,881)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES
  Change in note receivable-affiliate                      28,836               -            -         28,836
  Change in Revolving Credit
    Agreement - TDS                                       (60,238)        297,937       22,009        260,358
  Issuance of common stock                                195,485               -            -        195,525
-------------------------------------------------------------------------------------------------------------------
                                                          164,083         297,937       22,009        484,719
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES
  Investment in PCS licenses                                    -        (285,417)     (20,401)      (305,818)
  Additions to work in process                            (96,443)         (8,058)           -       (104,501)
  Additions to property and equipment                     (16,497)         (4,076)           -        (20,573)
  Proceeds from sale of PCS licenses                        2,275               -            -          2,275
  Change in temporary cash and
    other investments                                        (614)           (261)         (38)          (937)
-------------------------------------------------------------------------------------------------------------------
                                                         (111,279)       (297,812)     (20,439)      (429,554)
-------------------------------------------------------------------------------------------------------------------

Net Increase in Cash and
  Cash Equivalents                                         35,023             251            6         35,284
  Cash and Cash Equivalents -
  Beginning of period                                         261              10            4              -
-------------------------------------------------------------------------------------------------------------------
  End of period                                      $     35,284     $       261  $        10   $     35,284
-------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.



CONSOLIDATED BALANCE SHEETS


                                        ASSETS

December 31,                                         1996            1995
--------------------------------------------------------------------------------
(Dollars in thousands)

CURRENT ASSETS
Cash and cash equivalents:
 General funds                                     $    869       $    261
 Affiliated cash equivalents                         34,415              -
--------------------------------------------------------------------------------
                                                     35,284            261

 Temporary cash investments                             315            107
 Note receivable-affiliate                                -         28,836
 Note receivable-other                                1,925              -
 Income tax refund receivable-affiliate                   -         12,502
 Interest receivable-affiliate                          243              -
 Interest receivable-other                              508              -
 Other                                                  556            617
--------------------------------------------------------------------------------
                                                     38,831         42,323
--------------------------------------------------------------------------------

FIXED ASSETS AND LICENSES
 Property and equipment-net of accumulated
    depreciation  of $1,981 in 1996 and
    $47 in 1995                                      18,592          4,029
 Work in process                                    233,831          8,058
 Prepaid network infrastructure costs                70,300              -
 Investment in PCS licenses                         304,354        305,818
--------------------------------------------------------------------------------
                                                    627,077        317,905
--------------------------------------------------------------------------------

OTHER INVESTMENTS                                     6,771            216
DEFERRED COSTS                                          148              -
--------------------------------------------------------------------------------
TOTAL ASSETS                                       $672,827       $360,444
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS


                          LIABILITIES AND SHAREHOLDERS' EQUITY

December 31,                                                                  1996           1995
--------------------------------------------------------------------------------------------------------
(Dollars in thousands)
CURRENT LIABILITIES
 Accounts payable-affiliates                                                $    489       $  1,284
 Accounts payable-other                                                       93,360          6,401
 Accrued interest-affiliate                                                        -          1,497
 Microwave relocation costs payable                                           17,046              -
 Contribution payable                                                          6,453              -
 Other                                                                         1,978              -
--------------------------------------------------------------------------------------------------------
                                                                             119,326          9,182
--------------------------------------------------------------------------------------------------------
REVOLVING CREDIT AGREEMENT-TDS                                                     -         60,238
--------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                               103,743              -
--------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY-NET                                                    11,973          9,742
--------------------------------------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY
 Common Stock, $1.00 par value; authorized 10,000
   shares; issued and outstanding 1,000 shares in 1995                             -              1
 Common Shares, $1.00 par value; authorized 60,000,000
   shares; issued and outstanding 31,359,460 shares in 1996                   31,359              -
 Series A Common Shares, $1.00 par value; authorized 60,000,000
   shares; issued and outstanding 40,000,000 shares in 1996                   40,000              -
 Additional paid-in capital                                                  412,299        289,233
 Deficit accumulated during the development stage                            (45,873)        (7,952)
--------------------------------------------------------------------------------------------------------
                                                                             437,785        281,282
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $672,827       $360,444
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.




            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     Cumulative
                                                                                  July 23, 1991 to
Year Ended December 31,                     1996          1995           1994     December 31, 1993
----------------------------------------------------------------------------------------------------
(Dollars in thousands)

COMMON STOCK
 Balance at beginning of period          $      1       $      1       $      1       $      -
 Common Stock Issuance                          -              -              -              1
 Deduct Recapitalization                       (1)             -              -              -
----------------------------------------------------------------------------------------------------
 Balance at the end of period            $      -       $      1       $      1       $      1
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

COMMON SHARES
 Balance at beginning of period          $      -       $      -       $      -       $      -
 Add
   Recapitalization                        19,086              -              -              -
   Initial Public Offering                 12,250              -              -              -
   Employee Benefit Plans                      23              -              -              -
----------------------------------------------------------------------------------------------------
 Balance at end of period                $ 31,359       $      -       $      -       $      -
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

SERIES A COMMON SHARES
 Balance at beginning of period          $      -       $      -       $      -       $      -
 Add Recapitalization                      40,000              -              -              -
----------------------------------------------------------------------------------------------------
 Balance at end of period                $ 40,000       $      -       $      -       $      -
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of period          $289,233       $     39       $     39       $      -
 Add/(Deduct)
   Equity Contribution from TDS                 -        289,194              -              -
   Recapitalization                       (59,085)             -              -              -
   Initial Public Offering                183,015              -              -              -
   Capital Stock Expense                   (1,061)             -              -              -
   Common Stock Issuance                        -              -              -             39
   Employee Benefit Plans                     197              -              -              -
----------------------------------------------------------------------------------------------------
 Balance at the end of period            $412,299       $289,233       $     39       $     39
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

RETAINED DEFICIT
 Balance at beginning of period          $ (7,952)      $ (1,484)      $   (201)      $      -
 Net (Loss)                               (37,921)        (6,468)        (1,283)          (201)
----------------------------------------------------------------------------------------------------
 Balance at end of period                $(45,873)      $ (7,952)      $ (1,484)      $   (201)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1996

1. ORGANIZATION OF BUSINESS
Aerial Communications, Inc. (the "Company" or "Aerial") is an 82.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). The Company was incorporated in Delaware on July 23, 1991, as American Portable Telecommunications, Inc. and changed its name to American Portable Telecom, Inc. ("APTI") effective December 14, 1995. On November 12, 1996, the Company changed its name to Aerial Communications, Inc. The Company was formed to acquire Personal Communications Services ("PCS") licenses, construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas. The Company acquired its licenses in the Federal Communications Commission ("FCC") broadband Block A and Block B PCS auction (the "PCS auction") which concluded in March 1995. The Company acquired licenses in the Columbus
(Ohio), Houston (Texas), Kansas City (Missouri), Minneapolis (Minnesota), Pittsburgh (Pennsylvania), and Tampa-St. Petersburg-Orlando (Florida) MTAs covering approximately 27.6 million population equivalents ("POPs").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) DEVELOPMENT STAGE COMPANY
The Company was originally incorporated to conduct development activities to obtain a "pioneer's preference" broadband PCS license from the FCC. In 1994, the Company learned it would not be obtaining a pioneer's preference and charged to expense the book value of all assets related to that activity. Subsequent to that event, the Company devoted substantially all of its efforts to planning for and participating in the PCS auction. Since its acquisition of PCS licenses, the Company has been devoting substantially all of its efforts to recruiting an experienced management team, developing and executing a business plan, raising capital and designing and constructing a PCS network in each of its MTAs. Its planned principal operations have not yet commenced. The Company expects to commence service in its first market in March 1997. Accordingly, the Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

     (b) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Aerial Communications, Inc. and its subsidiaries. During 1995, the Company established the following subsidiaries which are wholly-owned and are therefore included in the consolidated financial statements: APT Operating Company, Inc., which owns 100% of APT Columbus, Inc., APT Kansas City, Inc., APT Tampa/Orlando, Inc., APT Minneapolis, Inc., APT Houston, Inc., APT Pittsburgh General Partner, Inc., APT Alaska, Inc. (license was sold in December 1996), and APT Guam, Inc. (license was sold in May 1996), and 46% of APT Pittsburgh Limited Partnership. APT Pittsburgh General Partner, Inc. owns the remaining 54% of APT Pittsburgh Limited Partnership. All significant intercompany balances and transactions have been eliminated.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

     (c) PENSION PLAN
Effective July 1, 1995, the Company began providing pension benefits for its employees under a qualified, noncontributory, defined contribution plan. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $72,000 and $11,000 in 1996 and 1995, respectively.

     (d) CASH AND CASH EQUIVALENTS AND TEMPORARY CASH INVESTMENTS
Cash and cash equivalents consists of cash on hand and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of greater than three months and up to twelve months are classified as temporary cash investments. The carrying amounts reported in the balance sheet for cash and cash equivalents and temporary cash investments approximate their fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (e) OTHER INVESTMENTS
Other investments consists of a $6.1 million investment in Wireless Alliance, LLC (the "Investment") and $622,000 of marketable non-equity securities. The marketable non-equity securities are classified as held to maturity. At December 31, 1996, the amortized cost of the marketable non-equity securities (having maturities between one and five years) approximated their aggregate fair value.

The Investment represents the Company's interest in a joint venture with Rural Cellular Corporation ("RCC"). The Company follows the equity method of accounting for the Investment, which recognizes the Company's proportionate share of income and losses to it under the terms of the November 14, 1996, Member Control Agreement (the "Member Control Agreement"). Income and losses from the Investment are reflected in the consolidated statement of operations. At December 31, 1996, the Company's cumulative share of losses from the Investment was $304,000.

In connection with the Investment, the Company recorded a contribution payable which represents the value assigned under the Member Control Agreement to the portion of the Company's Minneapolis PCS license that will be partitioned and contributed to Wireless Alliance, LLC, pending FCC approval.

     (f) PROPERTY AND EQUIPMENT
Property and equipment is stated at original cost and includes primarily computer equipment and software, office equipment, leasehold improvements and vehicles. Depreciation is provided based on the straight-line method over the estimated useful lives of the respective assets, generally three years for vehicles and five years for computer equipment and software and office equipment. Leasehold improvements are amortized over ten years or the lease term, whichever is shorter.

Property and equipment consists of:

December 31,                                  1996             1995
----------------------------------------------------------------------
(Dollars in thousands)

Computer equipment/software                 $15,951          $2,120
Office equipment                              3,180           1,462
Leasehold improvements                        1,305             494
Vehicles                                        137               -
-----------------------------------------------------------------------
                                             20,573           4,076
Accumulated depreciation                     (1,981)            (47)
-----------------------------------------------------------------------
     Property and equipment-net             $18,592          $4,029
-----------------------------------------------------------------------
-----------------------------------------------------------------------


     (g) WORK IN PROCESS
Work in process includes expenditures for the design, construction and testing of the Company's PCS networks as well as the cost to relocate dedicated private microwave links currently operating in the Company's spectrum in its MTAs. Work in process also includes the costs associated with developing information systems. The Company capitalizes interest on certain of its work in process expenditures. When the assets are placed in service, the Company will transfer the assets to the appropriate property and equipment category and depreciate these assets over their respective estimated useful lives, generally ten years for network infrastructure equipment and five years for information systems. The Company expects to commence PCS service in March 1997.

     (h) INVESTMENT IN PCS LICENSES
Investment in PCS licenses is recorded at historical cost, which includes the $289.2 million purchase price of the licenses acquired by the Company in the PCS auction plus capitalized interest of $16.6 million incurred while readying the licenses in the Company's MTAs for use. The Company recorded capitalized interest through December 31, 1995, when TDS contributed approximately $289.2 million in equity capital to the Company for the original cost of its licenses. The Company will begin amortizing its licenses over 40 years upon commencement of service, which is expected in its first market in March 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (i) MICROWAVE RELOCATION COSTS PAYABLE
Microwave relocation costs payable represent obligations of the Company to pay its share of the costs to relocate dedicated private microwave links currently operating in the Company's spectrum in its MTAs. The carrying amount reported in the balance sheet for microwave relocation costs payable approximates fair value because of the short maturity of those instruments.

     (j) (LOSS) PER COMMON AND SERIES A COMMON SHARE
(Loss) per Common and Series A Common Share was computed based on the weighted average of Common and Series A Common Shares outstanding during the period, adjusted to give retroactive effect to the recapitalization in conjunction with the Company's 1996 initial public offering ("IPO"), as if this transaction had occurred at January 1, 1994 (See Note 8 - Common Stock).

     (k) SUPPLEMENTAL CASH FLOW DISCLOSURES
The following summarizes interest and income taxes paid and certain noncash transactions.

                                                   1996            1995
-------------------------------------------------------------------------
(Dollars in thousands)

Interest paid                                     $ 1,107         $     -

Income tax benefits - cash payments
from TDS resulting from taxable losses
generated by the Company in prior years            15,598             185

Accrued interest converted to debt
under the Revolving Credit Agreement
with TDS                                            2,973          17,699

TDS equity contribution-conversion of
debt under the Revolving Credit
Agreement to equity and receipt of
note receivable-affiliate                               -         289,194

In 1996, $199.6 million in additions to work in process and prepaid network infrastructure costs were financed through a combination of long-term debt, accounts payable-other and microwave relocation costs payable.

During 1996, the Company incurred interest charges totaling $4.0 million. The interest charges were comprised of $2.0 million paid to TDS relating to the Revolving Credit Agreement (See Note 4 - Revolving Credit Agreement), $0.6 million paid to TDS for guarantee fees on the Series A Zero Coupon Notes and obligations under the Nokia Credit Agreement (See Note 5-Long - Term Debt), $70,000 paid to Nokia for interest charges relating to the Credit Agreement and $1.3 million in accrued interest on the Series A Zero Coupon Notes. Of these amounts, the Company capitalized $1.2 million relating to its work in process expenditures. The remaining $2.8 million was charged to expense.

During 1995, the Company incurred interest charges of $17.7 million related to its Revolving Credit Agreement with TDS. Of this amount, the Company capitalized $16.6 million relating to the development of its PCS licenses. The remaining $1.1 million was charged to expense.

     (l) RECLASSIFICATION
Certain amounts in prior years have been reclassified to conform to the current year presentation.

3. INCOME TAXES
The Company entered into a tax allocation agreement with TDS under which the Company will continue to join in filing consolidated federal income tax returns with the TDS affiliated group unless TDS's ownership of the Company falls beneath 80%. For 1995, TDS reimbursed the Company for the reduction in the provision for federal income taxes reflected in TDS's consolidated statements of income resulting from the inclusion of the Company and its subsidiaries in the TDS affiliated group. The Company had recorded these amounts in "Income tax refund receivable - affiliate" (See Note 2 (k) - Summary of Significant Accounting Policies - Supplemental cash flow disclosures).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For tax years beginning after December 31, 1995, TDS no longer reimburses the Company on a current basis for losses or credits used by the TDS affiliated group. Instead, the Company is compensated (by an offset to amounts the Company would otherwise be required to pay to TDS for federal income taxes) for TDS's use of tax benefits at such time as the Company could utilize such benefits on a separate return basis. The Company will be required to pay TDS an amount equal to the greater of the federal income tax liability of the Company, calculated as if it were a separate affiliated group (including any minimum tax liability, notwithstanding the absence of consolidated group liability for minimum tax), or the tax calculated using the highest marginal tax rate (before taking into account tax credits) of the TDS affiliated group. The Company records all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Income tax provisions are summarized below:

Year Ended December 31,                    1996         1995       1994
-------------------------------------------------------------------------
(Dollars in thousands)

Federal income tax provision (benefit):
   Current                               $(3,098)     $(12,502)   $(112)
   Deferred                                1,671         9,574     (630)
State income tax provision:
   Current                                     -             -        -
   Deferred                                  560           832        -
-------------------------------------------------------------------------
Income tax (benefit)                     $  (867)     $ (2,096)   $(742)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

The temporary differences which gave rise to significant portions of the net deferred tax liability were as follows:

December 31,                                               1996      1995
----------------------------------------------------------------------------
(Dollars in thousands)

Deferred tax asset:
   Deferred charges                                     $      -    $3,494
   Net operating loss carryforwards                       26,419     1,539
   Less: valuation allowance                             (15,029)   (1,291)
----------------------------------------------------------------------------
Total deferred tax asset                                $ 11,390    $3,742
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Deferred tax liability:
   Licenses                                             $ 13,650    $6,612
   Deferred charges-interest                               6,088     6,092
   Partnership investment                                  2,573       780
   Property and equipment                                    435         -
   Other                                                     617         -
----------------------------------------------------------------------------
Total deferred tax liability                            $ 23,363   $13,484
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Net deferred tax liability                              $ 11,973    $9,742
----------------------------------------------------------------------------
----------------------------------------------------------------------------

The Company records a deferred tax asset associated with net operating loss carryforwards and then assesses the need for any valuation allowance associated with those carryforwards. At December 31, 1996, the federal net operating loss carryforward available to offset future taxable income is $60.2 million and expires in 2012. The amount of state net operating loss carryforward available to offset future taxable income is $78.0 million and expires between 1997 and 2012.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1996, the valuation allowance increased $13.7 million primarily due to the Company's increased net operating losses which will not be reimbursed currently by TDS under the tax allocation agreement effective January 1, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:

Year Ended December 31,                                 1996     1995      1994

-------------------------------------------------------------------------------
Statutory federal income tax rate                       35.0%    35.0%     35.0%
State income taxes, net of federal benefit              (0.9)    (6.3)        -
Effects of valuation allowance on deferred tax asset   (29.7)       -         -
Other                                                   (2.2)    (4.2)        -
-------------------------------------------------------------------------------
Effective income tax rate                                2.2%    24.5%     35.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


4. REVOLVING CREDIT AGREEMENT
The Company entered into a Revolving Credit Agreement with TDS on August 1, 1995, which was last amended on December 31, 1995, under which all of the outstanding obligations of the Company to TDS are incorporated. Pursuant to the Revolving Credit Agreement, the Company may borrow up to an aggregate of $250 million at an interest rate equal to 1.5% above prime rate until the principal amount becomes due, and pay on demand an interest rate equal to 3.5% above such prime rate on any overdue principal or overdue installment of interest. The advances made under the Revolving Credit Agreement are unsecured. Interest on the balance due under the Revolving Credit Agreement is payable quarterly and no principal is payable until its maturity, which is December 31, 1998. The terms of the Revolving Credit Agreement also include, among others, restrictions on incurring certain additional indebtedness and on paying dividends.

In April, 1996, the Company used a portion of the net proceeds from its IPO (See
Note 8 - Common Stock) to repay TDS $64.1 million, representing the outstanding balance (including accrued interest) under the Revolving Credit Agreement.

The total amount advanced to the Company under the Revolving Credit Agreement through December 31, 1995, aggregated $320.6 million. On December 31, 1995, TDS, the Company's sole shareholder at such time, contributed $289.2 million to the equity capital of the Company. No cash was paid to the Company for the equity contribution by TDS. Rather, the Company reduced the amount outstanding under the Revolving Credit Agreement by $260.4 million and recorded a note receivable-affiliate from TDS for the remaining $28.8 million. The Company received payment of the entire note receivable from TDS by February 14, 1996. Additionally, in connection with the equity contribution a condition was added which provided that if TDS's ownership of the Company falls below 70%, the outstanding principal will become payable in full six months after such date. The carrying value of the Company's borrowings under the Revolving Credit Agreement approximates the fair value of the borrowings, since the Revolving Credit Agreement is variable debt with the interest rate based on the prime lending rate.

5. LONG-TERM DEBT
On November 4, 1996, the Company issued $226.2 million in aggregate principal amount at maturity of Series A Zero Coupon Notes ("Notes") due in 2006. The issue price of the notes was 44.2% of the principal amount at maturity or $100 million, and there is no periodic payment of interest. The $100 million issue price of the Notes reflects a yield to maturity of 8.34% per annum (computed on a semi-annual bond equivalent basis) calculated from November 4, 1996. The proceeds from the sale of the Notes were paid to Nokia Telecommunications Inc. ("Nokia") in satisfaction of all outstanding obligations and future obligations up to $100 million of the Company under the June 19, 1996, Credit Agreement with Nokia ( the "Credit Agreement" or "Nokia Credit Agreement"). The obligations of the Company under the Notes are fully and unconditionally guaranteed by TDS, at an annual fee rate of 3%. Guarantee fees owed TDS are payable semiannually.

The Notes are subject to optional redemption by the Company on and after November 1, 2001, at a purchase price equal to the issue price plus accrued interest through the date of redemption. The Notes are unsecured obligations of the Company. The Notes rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company.

The excess of the proceeds from the sale of the Notes over the Company's current obligations (i.e., financed purchases under the Credit Agreement) to Nokia is recorded as "Prepaid network infrastructure costs." The Company will pay Nokia for future equipment purchases by reducing the amount of the prepaid balance by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the cost of the equipment purchased. Nokia is paying the Company monthly interest on the unused portion of the Note proceeds.

The carrying value of the Company's Notes is greater than its fair value, estimated to be $101.7 million. The fair value was estimated using discounted cash flow analysis.

6. RELATED PARTY TRANSACTIONS
The Company is billed for all services it receives from TDS and its subsidiaries, consisting primarily of general management services and information services. Unless otherwise specified by written agreement, services provided by TDS or any of its subsidiaries to another member of the consolidated group are charged on the basis of time reports. The costs of such services and any other expenses incurred jointly on behalf of a number of subsidiaries are charged to those subsidiaries on the basis of the subsidiaries' relative operating revenues and total assets. The Company believes that this method of allocation is reasonable.

TDS and certain of its affiliates provided the Company with centralized management, accounting, commercial, engineering, and data processing services aggregating $2.0 million, $1.2 million and $0.9 million during 1996, 1995 and 1994, respectively.

TDS completed development of a new financial reporting system for all of its subsidiaries, including the Company. The Company recorded approximately $2.4 million related to this system in "Property and equipment."

On December 31, 1995, the Company received equity funding of $289.2 million from TDS. The Company recorded the $289.2 million in "Additional paid-in capital."

The Company deposits its excess cash through a cash management program administered by TDS. Deposits made into the program are generally available to the Company and bear interest each month equal to 30 day commercial paper rates, plus 0.25%.

7. COMMITMENTS
The costs of the Company's development, construction and initial start-up activities will require substantial capital. As of December 31, 1996, the Company had expended approximately $305.8 million for licenses, including capitalized interest, approximately $254.4 million for other capital expenditures and approximately $45.9 million for operations. Also, as of December 31, 1996, the Company had orders totaling approximately $40.1 million with Nokia and certain tower vendors for infrastructure equipment as part of the Company's initial build-out of its PCS networks. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS network and builds a PCS customer base. The Company estimates that the aggregate funds required for 1997 will total approximately $600 million, with $345 million needed for capital additions and $255 million needed to fund operations. The Company believes that its capital resources will be sufficient to fund its complete network build-out and cover operating losses into the second half of 1997.

The Company and its subsidiaries have leases for certain office facilities and warehouses which are classified as operating leases. For the year ended December 31, 1996, rent expense was $2.1 million for term leases and $0.5 million for cancelable leases. For the year ended December 31, 1995, rent expense was $247,000 for term leases and $75,000 for cancelable leases. The Company incurred no rent expense in 1994. At December 31, 1996, the aggregate minimum rental commitments under noncancelable operating leases (including those for cell sites) for the years 1997 through 2001, and 2002 and thereafter, are approximately $5.6 million, $5.4 million, $5.5 million, $5.6 million, $5.0 million and $10.4 million, respectively.

8. COMMON STOCK
     EMPLOYEE STOCK PURCHASE PLAN
The Company adopted the 1996 APTI Employee Stock Purchase Plan (the "Plan") effective October 1, 1996. The Company has reserved 200,000 Common Shares for sale to the employees of the Company and its subsidiaries, in connection with the Plan. Shares can be purchased twice a year on Plan purchase dates. The price per share is 85% of the stock's closing price on the designated purchase dates. The first purchase date under the Plan is in March 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     TAX-DEFERRED SAVINGS PLAN
Effective July 1, 1995, the Company adopted the TDS Tax-Deferred Savings Plan (the "Plan"), a qualified profit sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. As amended on August 15, 1996, participating employees have the option of investing their contributions in Aerial Common Shares, TDS Common Shares, United States Cellular Corporation (a subsidiary of TDS) Common Shares, American Paging, Inc. (a subsidiary of TDS) Common Shares, or five other non-affiliated funds. The Company has reserved 200,000 Common Shares for issuance under the Plan. Employer matching contributions, equal to 33 1/3% of employee contributions up to a certain limit, are made in Aerial Common Shares. Aerial employees were issued 23,460 shares in connection with the Plan in 1996.

     EMPLOYEE STOCK OPTIONS
To account for its employee stock option plan, the Company continues to apply the intrinsic value based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"). The intrinsic value of an option at any point during its term is the difference between its exercise price and the current price of the underlying stock. As defined in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the fair value based method described in SFAS 123 been used to determine compensation cost associated with its employee stock option plan, the Company's net loss and loss per share would have been increased by insignificant amounts.

Effective April 25, 1996, the Company began providing long-term incentive benefits for its senior managers by adopting the Aerial Communications, Inc. Long Term Incentive Plan. The Company has reserved 1,500,000 Common Shares for option grants. The options are exercisable over a specified period not in excess of ten years from the date they are granted. Options granted in 1996 expire in 2006, or the date of the employee's termination of employment, if earlier. These options vest annually over five years in 20% increments, from December 15, 1996, through December 15, 2000. The Company's employee stock options were granted at fair market value. In accordance with APB 25, no compensation expense was recorded related to these options. A summary of the status of the Aerial Long Term Incentive Plan as of December 31, 1996, and changes during the year ending on that date is presented below:

                                                     Weighted Average
                                                     -------------------------
                                                                       Remaining
                                                                     Contractual
                                            Shares   Exercise Price         Life
--------------------------------------------------------------------------------
Outstanding at beginning of year                 -              -
Granted                                    310,305         $17.00
--------------------------------------------------------------------------------
Outstanding at end of year                 310,305         $17.00     9.33 years

Options exercisable at year-end             61,397         $17.00

Weighted-average fair value of options
granted during the year                  $    7.41


The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996: risk free interest rate of 5.53%; dividend yield of 0%; expected life of 7.4 years; and volatility of 26.36%.

     INITIAL PUBLIC OFFERING
The Company sold 12,250,000 Common Shares at a price of $17 per share in an initial public offering on April 25, 1996. Proceeds of the offering, net of underwriting discounts and commissions, totaled $195.3 million. The Company used a portion of the net proceeds to repay TDS approximately $64.1 million, representing the outstanding balance (including accrued interest) under the Revolving Credit Agreement, and used the balance of the funds to partially finance construction, development and operating costs incurred to establish its PCS networks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     RECAPITALIZATION
On March 28, 1996, TDS, as the sole shareholder of the Company at such time, executed a consent to action in lieu of a meeting, voting all 1,000 shares of common stock of the Company then outstanding for the approval of a Restated Certificate of Incorporation of the Company. Such Restated Certificate of Incorporation authorized (a) 60,000,000 Common Shares, $1.00 par value per share; (b) 60,000,000 Series A Common Shares, $1.00 par value per share; (c) 60,000,000 Series B Common Shares, $1.00 par value; and (d) 10,000,000 Preferred Shares, $1.00 par value per share. Upon the filing of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on April 19, 1996, the 1,000 shares of Common Stock of the Company theretofore held by TDS were converted into 19,086,000 Common Shares and 40,000,000 Series A Common Shares of the Company.

     SERIES A COMMON SHARES
Series A Common Shares are convertible on a share-for-share basis into Common Shares and are entitled to 15 votes per share. No Series A Common Shares were converted during 1996.

9. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



Quarter Ended                                March 31             June 30             Sept. 30             Dec. 31
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
1996
Operating (Loss)                            $   (5,746)         $   (7,761)         $  (10,805)         $  (19,638)
Net (Loss)                                  $   (6,671)         $   (7,206)         $   (9,829)         $  (14,215)
Weighted Average Common and Series
   A Common Shares (000)                        59,086              68,105              71,336              71,355
(Loss) per Common and Series
   A Common Share                           $    (0.11)         $    (0.11)         $    (0.14)         $    (0.20)

1995
Operating (Loss)                            $     (611)         $     (458)         $   (1,276)         $   (5,217)
Net (Loss)                                  $     (507)         $     (412)         $   (1,250)         $   (4,299)
Weighted Average Common and
   Series A Common Shares (000)                 59,086              59,086              59,086              59,086
(Loss) per Common and Series
   A Common Share                           $    (0.01)         $    (0.01)         $    (0.02)         $    (0.07)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Aerial Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Aerial Communications, Inc. (a Delaware Corporation in the development stage and an 82.8%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, and for the period from inception (July 23, 1991) to December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aerial Communications, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, and for the period from inception to December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
January 29, 1997

SHAREOWNERS' INFORMATION

AERIAL STOCK AND DIVIDEND INFORMATION
The Company's Common Shares are listed on the NASDAQ under the symbol "AERL" and in the newspaper as Aerial Com. As of February 28, 1997, the Company's Common Shares were held by 336 registered holders and 2,500 beneficial holders. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares, but the Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The trading price of the Common Shares on April 25, 1996, the date on which the Common Shares were first offered for sale to the public, was $17.00 per share.

The Company has never paid any cash dividends and currently intends to retain any future earnings for use in the Company's business. In addition, the Revolving Credit Agreement with TDS prohibits the payment of dividends on the Company's Common Shares and Series A Common Shares, except to the extent of one-half of the cumulative consolidated net income, if any, of the Company for periods after December 31, 1996.

MARKET PRICE PER COMMON SHARE BY QUARTER
No public trading market exists for Aerial's Series A Common Shares and therefore, quotations are not available. The high and low sales prices of the Common Shares on the NASDAQ as reported by the Dow Jones News Service are as follows:

1996        1st        2nd          3rd          4th
--------------------------------------------------------------
High         -       $17.75       $12.00       $10.13
Low          -       $ 9.75       $ 8.25       $ 6.63