Form 10-K, Exhibit 13
period 1997-12-31
AERIAL COMMUNICATIONS INC
filed 1998-03-31
CIK 1008614

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES


SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,                                   1997          1996          1995         1994           1993
------------------------------------------------     --------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
OPERATING FINANCIAL DATA
Operating Revenues                                     $  55,952     $       -      $      -      $     -       $     -
Operating (Loss)                                        (218,165)      (43,950)       (7,562)      (1,977)          (65)
Investment (Losses)                                       (2,518)         (304)            -             -            -
Interest Income-affiliate                                     95         4,488             -            -             -
Interest Income-other                                      2,402         1,158            49            2             -
Gain on sale of PCS licenses                                   -         2,582             -            -             -
Interest Expense-affiliate                                21,558         1,960         1,051           50            40
Interest Expense-other                                     5,507           802             -            -             -
(Loss) Before Income Taxes                              (245,251)      (38,788)       (8,564)      (2,025)         (103)
Net (Loss)                                             $(247,057)    $ (37,921)     $ (6,468)     $(1,283)      $   (67)
Weighted Average Common and
   Series A Common Shares (000) (1)                       71,512        67,492        59,086       59,086        59,086
(Loss) per Common and Series A Common Share            $   (3.45)    $   (0.56)     $  (0.11)     $ (0.02)      $     -
Dividends per Common and
   Series A Common Share                               $       -     $       -      $      -      $     -       $     -

BALANCE SHEET
Working Capital                                        $ (51,566)    $ (80,347)     $ 33,141      $   149       $    40
Property & Equipment (Net)                               604,104       252,423        12,087            -           414
Investment in PCS Licenses (Net)                         297,043       304,354       305,818       20,401             -
Total Assets                                             960,648       672,827       360,444       21,320           512
Revolving Credit Agreement-TDS                           448,234             -        60,238       22,659           650
Long-Term Debt                                           196,439       103,743             -            -             -
Common Shareholders'
   Equity (Deficit)                                    $ 192,427     $ 437,785      $281,282      $(1,444)      $  (161)

OTHER DATA
Capital Expenditures (2)                               $ 387,718     $ 242,270      $297,551      $20,401       $     -
Population Equivalents                              27.6 million  27.6 million  27.6 million            -             -


(1) Weighted Average Common and Series A Common Shares outstanding give retroactive effect to the recapitalization in conjunction with the Company's April 1996 initial public offering, as if the transaction had occurred January 1, 1993.

(2) Includes non-cash transactions.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Aerial Communications, Inc. ("Aerial" or the "Company" - NASDAQ symbol:
AERL), an 82.5%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"), was formed to acquire Personal Communications Services ("PCS") licenses from the Federal Communications Commission ("FCC"), construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas. See "Proposed TDS Corporate Restructuring."

Since its acquisition of PCS licenses in the FCC broadband Block A and Block B PCS auction, which concluded in March of 1995, the Company has been devoting its efforts to recruiting an experienced management team, developing and executing a business plan, raising capital and designing and constructing a PCS network in each of its MTAs (Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus).

The Company's focus in 1997 has been the preparation of each of its markets for initial service launch and the development of its PCS business. The Columbus MTA launched service on March 27, 1997. The Company's five remaining MTAs launched service during the second quarter of 1997. Across all six markets, the Company launched with approximately 600 cell sites in service. The Company currently has 1,044 cell sites in service across all its markets.

With the launch of service in its MTAs between March and June of 1997, the Company transitioned from the development stage to being an operating enterprise. As a result of this transition, the Company experienced in 1997 increased revenues and operating expenses, and incurred substantial losses. The Company had no revenues and significantly less expenses in 1995, 1996 and for the first quarter of 1997.

RESULTS OF OPERATIONS

The Company's results of operations for 1997 compared to 1996 and 1995 reflect primarily increased activities undertaken to launch and grow PCS services in its MTAs. Such activities significantly increased the Company's net loss to $247.1 million from $37.9 million in 1996 and $6.5 million in 1995. During 1997 the Company ceased to be classified as a development stage enterprise with the launch of service in its six MTAs. In addition to launching PCS services, the Company's focus in 1997 was the continued build-out of its PCS network and expansion of its customer base. Building its customer base will be the Company's focus in 1998.

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OPERATING REVENUES

OPERATING REVENUES totaled $55.9 million for the year ended December 31, 1997, reflecting the launch of service in all six MTAs during 1997. In late March 1997 the Company began offering PCS service in Columbus, Ohio and during the second quarter the Company began offering service in its remaining MTAs. The Company finished 1997 with approximately 125,000 customers.

SERVICE REVENUE primarily consists of charges for access, airtime and value-added services provided to the Company's retail customers who use the network operated by the Company, and charges for long-distance calls made on the Company's systems. Service revenue totaled $32.3 million in 1997.

EQUIPMENT SALES REVENUE totaled $23.6 million in 1997. Equipment sales revenue represents the sale of handsets and related accessories to retailers, independent agents and end user customers.

OPERATING EXPENSES

OPERATING EXPENSES totaled $274.1 million for the year ended December 31, 1997, compared to $44.0 million in 1996 and $7.6 million in 1995, reflecting the Company's expanded level of business activity required to launch service and transition to post-launch operations.

SYSTEM OPERATIONS EXPENSE totaled $30.7 million in 1997, reflecting the costs of operating the Company's network in all MTAs. Significant costs include cell site rent and maintenance, utilities, landline interconnection and toll charges and salaries and benefits of engineering and maintenance employees.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

MARKETING AND SELLING EXPENSE totaled $46.0 million in 1997, primarily reflecting the Company's aggressive marketing campaign that accompanied the launch of service and continued throughout the remainder of the year. Marketing and selling expenses primarily consist of salaries and benefits of sales and marketing personnel, sales commissions, the cost of promotions, and the cost of print, radio and television advertising.

CUSTOMER SERVICE EXPENSE totaled $20.9 million in 1997, reflecting customer service activity at the Company's National Operations Center in connection with the launch and support of its six MTAs.

COST OF EQUIPMENT SOLD totaled $71.5 million in 1997, reflecting the launch of service and filling of third-party distribution channels for handsets.

GENERAL AND ADMINISTRATIVE EXPENSE totaled $58.8 million in 1997 compared to $28.8 million in 1996 and $4.8 million in 1995. The increase in 1997 over 1996 and 1995 is attributable to expenses associated with the growth of the Company's management and operating teams required to launch service and transition to post-launch operations, and the resulting increases in salaries, employee benefits, and overhead expenses. The Company had 1,414 employees at December 31, 1997, compared to 424 employees at December 31, 1996, and less than 50 employees at December 31, 1995.

DEVELOPMENT COSTS totaled $5.8 million in 1997 as compared to $15.1 million in 1996 and $2.8 million in 1995. The $9.3 million decrease in development costs in 1997 is primarily due to the Company being a development stage enterprise for all of 1996 while, in the second quarter of 1997, the Company ceased to be classified as a development stage enterprise with the launch of service in its six MTAs.

OTHER

INVESTMENT LOSSES totaled $2.5 million in 1997 as compared to $0.3 million in 1996. Investment losses represent the Company's 49% share of the net loss of the Wireless Alliance, LLC, a joint venture associated with the Company's Minneapolis MTA and designed to extend the PCS footprint to areas that were not in the Company's initial build-out.

INTEREST INCOME-AFFILIATE totaled $0.1 million in 1997 as compared to $4.5 million in 1996. Interest income-affiliate represents interest income earned on the proceeds of the Company's April 1996 initial public offering ("IPO") invested in the TDS cash management program pending use in PCS network development and construction. Proceeds from the IPO were fully utilized by the end of January 1997.

INTEREST INCOME-OTHER totaled $2.4 million in 1997 as compared to $1.2 million in 1996. Interest income-other primarily represents interest income earned on the excess proceeds from the Company's November 1996 sale of Series A Zero Coupon Notes pending use in PCS network development and construction. The proceeds from the sale of the Series A Zero Coupon Notes were fully utilized by the end of August 1997. Interest income-other was not significant in 1995.

GAIN ON SALE OF PCS LICENSES represents the pretax gain of $0.2 million recognized on the sale of the Guam license in May 1996 and the pretax gain of $2.4 million recognized on the sale of the Alaska license in December 1996.

INTEREST EXPENSE-AFFILIATE totaled $21.6 million in 1997 as compared to $2.0 million in 1996 and $1.1 million in 1995. The $19.6 million increase in 1997 is primarily due to the average outstanding balance of borrowings under the Revolving Credit Agreement with TDS being greater in 1997. Interest expense-affiliate in 1997 represents interest on amounts borrowed under the Revolving Credit Agreement and the TDS 3% guarantee fees primarily associated with the Series A Zero Coupon Notes, less interest capitalized of $2.7 million. The 1996 amount primarily represents interest on amounts borrowed under the Revolving Credit Agreement, less interest capitalized of $0.6 million. The 1995 amount represents interest on amounts borrowed under the Revolving Credit Agreement, less interest capitalized of $16.6 million.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

INTEREST EXPENSE-OTHER totaled $5.5 million in 1997 as compared to $0.8 million in 1996 and relates to the Series A Zero Coupon Notes issued in November 1996, less interest capitalized. The Company capitalized interest expense of $3.3 million and $0.6 million related to the Series A Zero Coupon Notes and interim financing under the Nokia Credit Agreement in 1997 and 1996, respectively.

Interest capitalization in 1997 and 1996 is based solely upon expenditures incurred related to PCS network construction and information system development. Interest capitalization in 1995 represents interest capitalized on the cost of licenses acquired prior to TDS's $289.2 million equity contribution which covered such costs.

INCOME TAX EXPENSE totaled $1.8 million in 1997, as compared to a benefit of $0.9 million in 1996 and a benefit of $2.1 million in 1995. The $2.7 million increase in income tax expense is primarily due to an increase in the estimated valuation allowance associated with deferred tax assets generated by net operating losses. See "Income Taxes" below for a discussion of the Company's Tax Allocation Agreement with TDS.

The weighted average Common and Series A Common Shares increased to 71.5 million in 1997 as compared to 67.5 million in 1996 and 59.1 million (after giving retroactive affect to the recapitalization described in Note 8-Common Stock) in 1995 due primarily to 12.3 million Common Shares issued on April 25, 1996, in connection with the Company's IPO.

INCOME TAXES

The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group. TDS and the Company are parties to a Tax Allocation Agreement under which the Company is able to carry forward any losses and credits and use them to offset any future income tax liabilities to TDS.

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

If the 1996 Tax Allocation Agreement had been in place during 1995, the Company would have recorded a deferred tax asset of $11.9 million (net of a valuation allowance of $6.2 million) and a deferred tax liability of $14.0 million, resulting in deferred tax expense of $2.1 million being recognized in the Consolidated Statements of Operations. The deferred tax asset primarily relates to the net operating loss ("NOL") carryforward, which requires a valuation allowance to be provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to the absence of an established earnings history of the Company, a valuation must be provided to the extent that temporary differences related to the deferred tax liability do not reverse in the 15 year NOL carryforward period. The deferred tax liability is primarily created due to the accelerated amortization of the PCS license cost and the current deduction of interest that was capitalized for book purposes. Therefore, the deferred tax expense represents that portion of the NOL which was created by accelerated tax amortization of the PCS licenses and the related interest deduction which may not be realized because those temporary differences reverse over 40 years.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The costs of development, construction, start-up and post-launch activities of the Company require substantial capital. From inception through December 31, 1997, the Company had expended $304.4 million for licenses, including capitalized interest, $642.1 million for all other capital expenditures and incurred cumulative net losses of $292.9 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years as it continues to build its customer base.

Cash flows used by operating activities were $206.9 million in 1997 and $17.8 million in 1996, and cash flows provided by operating activities were $0.1 million in 1995. Operating cash outflow (operating loss before depreciation and amortization expense) totaled $177.6 million in 1997, $42.0 million in 1996 and $7.5 million in 1995. Cash flows used by other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments of $29.3 million in 1997 and provided cash totaling $24.2 million in 1996 and $7.6 million in 1995.

Cash flows from financing activities provided $449.9 million in 1997, $164.1 million in 1996 and $297.9 million in 1995. Cash provided in 1997 was due primarily to $448.2 million in borrowings under the Revolving Credit Agreement. In April 1996, the Company received proceeds from its IPO of $195.3 million, net of underwriting discounts and commissions. The Company used a portion of the net proceeds to repay the then outstanding balance under the Revolving Credit Agreement with TDS. In 1996 the Company received from TDS $28.8 million representing the balance due in connection with TDS's $289.2 million contribution to the equity capital of the Company in 1995. The 1995 equity contribution was made to cover the original cost of the licenses acquired in the FCC auction. Cash flows from financing activities in 1995 were generated by borrowings under the Revolving Credit Agreement with TDS.

Cash flows used in investing activities totaled $273.3 million in 1997, $111.3 million in 1996 and $297.8 million in 1995. Cash used in 1997 resulted primarily from $274.7 million in additions to property and equipment, primarily launch-related network and information system assets. Total 1997 additions to property and equipment, including noncash transactions, were $387.7 million, including $291.9 million for cell sites, $38.4 million for switching equipment, $55.6 million for information system assets and $1.8 million for other activities. Cash used in 1996 resulted primarily from $112.9 million in additions to property and equipment, primarily network and information system assets, offset by $2.3 million in proceeds received from the sale of PCS licenses. Total 1996 additions to property and equipment, including noncash transactions, were $242.3 million, including $150.4 million for cell sites, $53.2 million for switching equipment and $38.7 million for other activities, including information system development and property and equipment in service (primarily computer equipment and software, office equipment and leasehold improvements). Cash requirements in 1995 related largely to the Company's $285.4 million acquisition of eight licenses in the FCC auction and $12.1 million in additions to property and equipment and capitalized construction costs.

The Company has substantially completed all phases of its network build-out and anticipates that the continuing development of its PCS networks and services will require substantial capital over the next several years. For 1998 the Company estimates that the aggregate funds required for capital expenditures will total approximately $75 million. The Company estimates requiring $235 million for working capital requirements to fund operations for all of 1998, including an estimated $57 million in interest expense related to the Revolving Credit Agreement. The Company expects 1998 capital and operating expenditures to be financed using a variety of sources including, but not limited to, additional borrowings under the TDS Revolving Credit Agreement, vendor financing and an investment by a minority equity investor.

In March 1996, the Company selected Nokia Telecommunications Inc. ("Nokia") as its sole supplier of digital radio channel and switching infrastructure equipment during the initial build-out of its PCS networks. Nokia agreed to provide up to $200 million in financing for the equipment through a Credit Agreement with the Company dated June 19, 1996 ("Credit Agreement"). In accordance with the provisions of the Credit Agreement, the Company issued, in tranches, 10-year unsecured zero coupon promissory notes, the proceeds of which were paid to Nokia in satisfaction of borrowings by the Company under the Credit Agreement.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Pursuant to the Credit Agreement, on November 4, 1996, the Company issued $226.2 million in aggregate principal amount at maturity Series A Zero Coupon Notes ("Series A Notes") due in 2006. The issue price of the Series A Notes was $100 million and there is no periodic payment of interest. The per annum yield to maturity on the Series A Notes is 8.34% (computed on a semi-annual bond equivalent basis). The proceeds of the sale of the Series A Notes were paid to Nokia in satisfaction of all then outstanding obligations and future obligations of the Company up to $100 million under the Credit Agreement.

Pursuant to the Credit Agreement, on February 5, 1998, the Company issued $220.0 million in aggregate principal amount at maturity Series B Zero Coupon Notes ("Series B Notes") due in 2008 (representing the final issuance of zero coupon notes under the Credit Agreement). The issue price of the Series B Notes was $100 million and there is no periodic payment of interest. The per annum yield to maturity on the Series B Notes is 8.05% (computed on a semi-annual bond equivalent basis). The proceeds of the sale of the Series B Notes were paid to Nokia in satisfaction of all then outstanding obligations and future obligations of the Company (to the extent not satisfied from the proceeds of the sale of the Series A Notes) up to $100 million under the Credit Agreement.

The Series A and Series B Notes ("Notes") rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company. The Notes and the obligations under the Credit Agreement are fully and unconditionally guaranteed by TDS at an annual fee rate of 3%. The Notes are subject to optional redemption by the Company after five years from the applicable date of issuance at redemption prices which reflect original issue discount accured since issuance.

In April of 1996, the Company sold 12.3 million of its Common Shares, approximately 17.2% of the then total outstanding shares of common stock, at a price of $17 per share in its IPO. The net proceeds from the offering, after underwriters fees, were $195.3 million. A portion of the net proceeds was applied to the repayment of the $64.1 million then outstanding indebtedness (including accrued interest) to TDS under the Revolving Credit Agreement. Proceeds from the IPO were fully utilized by the end of January 1997.

At December 31, 1997, the Company had approximately $26.8 million available for borrowing under its $475 million Revolving Credit Agreement with TDS. In February 1998, the Company secured from TDS a $50 million increase in the amount it may borrow under the Revolving Credit Agreement to $525 million. In addition to the Revolving Credit Agreement with TDS, other sources of capital may include additional vendor financing as well as private equity and debt financing. If sufficient additional future funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its operating activities, which could have a material adverse impact on the Company's financial condition and results of future operations.

The Company has assessed and continues to assess the impact of the Year 2000 Issue on its reporting systems and operations for purposes of ensuring its systems are Year 2000 compliant. The Company's major systems have been recently purchased or developed and management does not expect the effort needed to achieve Year 2000 compliance to be significant. The Year 2000 Issue exists because many computer systems and applications abbreviate dates by eliminating the first two digits of the year, assuming that these two digits would always be "19". Unless corrected, this shortcut is expected to cause problems when the century date occurs. On that date, some computer programs may recognize the date as January 1, 1900 instead of January 1, 2000. This may cause systems to incorrectly process critical financial and operational information, or stop processing altogether. Additionally, computer applications may be affected before January 1, 2000, if calculations into the year 2000 are involved. Management believes that the cost of addressing the Year 2000 Issue to be incurred in 1998 and 1999 will not be material to future results or financial condition. If management's steps are not successful in making its systems Year 2000 compliant, it could have a material adverse effect on results of operations.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

PROPOSED TDS CORPORATE RESTRUCTURING

In December 1997, Aerial received a proposal from TDS to acquire all of the issued and outstanding Common Shares of Aerial not already owned by TDS (the "Aerial Merger"). The offer was made in connection with, and is subject to TDS shareholder approval of and the effectiveness of, TDS's proposed corporate restructuring. The Board of Directors of TDS (the "TDS Board") has adopted a proposal which, if approved by shareholders and implemented by the TDS Board, would authorize the TDS Board to issue three new classes of common stock and change the state of incorporation of TDS from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

Under the Tracking Stock Proposal, one of the three new classes of common stock created by TDS would be designated as Aerial Communications Group Common Shares (the "Aerial Group Shares"). The Aerial Group Shares, when issued, are intended to reflect the separate performance of the Aerial Communications Group (the "Aerial Group"), which includes TDS's interest in Aerial Communications, Inc.

Subject to the approval of the Tracking Stock Proposal by shareholders, TDS intends to, among other things, issue Aerial Group Shares in exchange for all of the Common Shares of Aerial which are not currently owned by TDS, subject to approval by Aerial's Board of Directors and shareholders.

In January 1998, Aerial's Board of Directors created a special committee of the Board (the "Special Committee") to review the proposal from TDS. The Special Committee, consisting of two independent directors of Aerial, has engaged a financial advisor and legal advisor to assist in reviewing the proposal. The Special Committee will consider how Aerial should respond to the TDS proposal, take the steps it deems appropriate to respond to the TDS proposal and, at such time as it considers it appropriate, report its recommendations to Aerial's Board of Directors.

Subsequent to shareholder approval of the Tracking Stock Proposal, TDS intends to terminate certain intercompany agreements between TDS and Aerial. Thereafter, some or all of the relationships between TDS and Aerial would be determined solely by methods that management believes to be reasonable. Many of such policies would continue the arrangements which presently exist between TDS and Aerial pursuant to the intercompany agreements, but TDS would have no contractual obligation to continue such policies after the intercompany agreements have been terminated. The TDS Board currently intends to retain future earnings, if any, for the development of the business of the Aerial Group and does not anticipate paying dividends on the Aerial Group Shares in the foreseeable future.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER SECTIONS OF THIS ANNUAL REPORT CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS CONTAIN POTENTIAL RISKS AND UNCERTAINTIES AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS


Year Ended December 31,                              1997           1996            1995
-------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
OPERATING REVENUES
   Service                                         $  32,307      $      -        $     -
   Equipment sales                                    23,645             -              -
-------------------------------------------------------------------------------------------
   Total Operating Revenues                           55,952             -              -
-------------------------------------------------------------------------------------------
OPERATING EXPENSES

   System operations                                  30,655             -              -
   Marketing and selling                              45,974             -              -
   Customer service                                   20,882             -              -
   Cost of equipment sold                             71,454             -              -
   General and administrative                         58,825        28,843          4,795
   Depreciation                                       36,045             -              -
   Amortization of intangibles                         4,509             -              -
   Development costs                                   5,773        15,107          2,767
-------------------------------------------------------------------------------------------
   Total Operating Expenses                          274,117        43,950          7,562
-------------------------------------------------------------------------------------------
OPERATING (LOSS)                                    (218,165)      (43,950)        (7,562)

INVESTMENT AND OTHER INCOME
   Investment (losses)                                (2,518)         (304)             -
   Interest income-affiliate                              95         4,488              -
   Interest income-other                               2,402         1,158             49
   Gain on sale of PCS licenses                            -         2,582              -
-------------------------------------------------------------------------------------------
   Total Investment and Other Income                     (21)        7,924             49
-------------------------------------------------------------------------------------------
(LOSS) BEFORE INTEREST AND
   INCOME TAXES                                     (218,186)      (36,026)        (7,513)

INTEREST EXPENSE
   Interest expense-affiliate                         21,558         1,960          1,051
   Interest expense-other                              5,507           802              -
-------------------------------------------------------------------------------------------
   Total Interest Expense                             27,065         2,762          1,051
-------------------------------------------------------------------------------------------
(LOSS) BEFORE INCOME TAXES                          (245,251)      (38,788)        (8,564)
   Income tax expense (benefit)                        1,806          (867)        (2,096)
-------------------------------------------------------------------------------------------
NET (LOSS)                                         $(247,057)     $(37,921)       $(6,468)
-------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000s)                       71,512        67,492         59,086

(LOSS) PER COMMON AND SERIES A
  COMMON SHARE                                     $   (3.45)      $ (0.56)       $ (0.11)
-------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                               1997           1996           1995
----------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (Loss)                                         $(247,057)     $(37,921)     $ (6,468)
   Add (Deduct) adjustments to
      reconcile net (loss) to net cash (used)
      provided by operating activities:
   Depreciation and amortization                         40,554         1,934            47
   Noncash interest expense-Series A Notes                8,341         1,327             -
   Investment losses                                      2,518           304             -
   Gain on sale of PCS licenses                               -        (2,582)            -
   Change in accounts receivable-customer               (24,030)           -              -
   Change in income tax refund receivable-affiliate           -        12,502       (12,320)
   Change in inventory                                  (25,949)           -              -
   Change in accounts payable-affiliates                    284          (795)        1,284
   Change in accounts payable-trade and other            30,606         3,491         6,401
   Change in accrued interest-affiliate                   3,665        (1,497)        1,392
   Change in deferred tax liability-net                   1,806         2,231        10,407
   Change in other assets and liabilities                 2,399         3,225          (617)
----------------------------------------------------------------------------------------------
                                                       (206,863)      (17,781)          126
----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Change in Revolving Credit Agreement-TDS             448,234       (60,238)      297,937
   Change in note receivable-affiliate                        -        28,836             -
   Issuance of common stock                               1,699       195,485             -
----------------------------------------------------------------------------------------------
                                                        449,933       164,083       297,937
----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to property and equipment                 (274,709)     (112,940)      (12,134)
   Investment in PCS licenses                                 -             -      (285,417)
   Change in note receivable-other                        1,925             -             -
   Proceeds from sale of PCS licenses                         -         2,275             -
   Change in temporary and other investments               (558)         (614)         (261)
----------------------------------------------------------------------------------------------
                                                       (273,342)     (111,279)     (297,812)
----------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                     (30,272)       35,023           251
CASH AND CASH EQUIVALENTS-
   Beginning of year                                     35,284           261            10
----------------------------------------------------------------------------------------------
   End of year                                        $   5,012     $  35,284     $     261
----------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                     ASSETS

December 31,                                                    1997           1996
---------------------------------------------------------------------------------------
(Dollars in thousands)
CURRENT ASSETS
   Cash and cash equivalents:
      General funds                                           $  5,012       $    869
      Affiliated cash equivalents                                    -         34,415
---------------------------------------------------------------------------------------
                                                                 5,012         35,284

   Temporary investments                                           197            315
   Accounts receivable:
      Customers, less allowance of $7,252 in 1997               24,030              -
      Affiliates                                                    22              -
      Other                                                        185              -
   Interest receivable-affiliate                                     -            243
   Interest receivable-other                                         -            508
   Note receivable-other                                             -          1,925
   Inventory                                                    25,949              -
   Other                                                         2,808            704
---------------------------------------------------------------------------------------
                                                                58,203         38,979
---------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT

   Property and equipment, net of accumulated
      depreciation of $38,018 in 1997 and $1,981 in 1996       584,723         18,592
   Work in process                                              19,381        233,831
   Prepaid network infrastructure costs                              -         70,300
---------------------------------------------------------------------------------------
                                                               604,104        322,723
---------------------------------------------------------------------------------------
INVESTMENTS

   Investment in PCS licenses, net of accumulated
      amortization of $4,489 in 1997                           297,043        304,354
   Other                                                         1,298          6,771
---------------------------------------------------------------------------------------
                                                               298,341        311,125
---------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $960,648       $672,827
---------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

December 31,                                                 1997              1996
---------------------------------------------------------------------------------------
(Dollars in thousands)
CURRENT LIABILITIES

   Accounts payable:
      Affiliates                                          $     773       $     489
      Trade                                                  92,020          57,114
      Other                                                       -          36,246
   Accrued interest-affiliate                                 3,665               -
   Microwave relocation costs payable                         7,354          17,046
   Contribution payable                                           -           6,453
   Other                                                      5,957           1,978
--------------------------------------------------------------------------------------
                                                            109,769         119,326
--------------------------------------------------------------------------------------
REVOLVING CREDIT AGREEMENT-TDS                              448,234               -
--------------------------------------------------------------------------------------
LONG-TERM DEBT                                              196,439         103,743
--------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY-NET                                   13,779          11,973
--------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
   Common Shares, $1.00 par value; authorized
      100,000,000 shares; issued and outstanding
      31,610,605 and 31,359,460 shares in 1997
      and 1996, respectively                                 31,611          31,359
   Series A Common Shares, $1.00 par value;
      authorized 60,000,000 shares; issued and
      outstanding 40,000,000 shares                          40,000          40,000
   Additional paid-in capital                               413,746         412,299
   Retained deficit                                        (292,930)        (45,873)
--------------------------------------------------------------------------------------
                                                            192,427         437,785
--------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 960,648       $ 672,827
--------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


Year Ended December 31,                                         1997          1996          1995
------------------------------------------------------------------------------------------------------
(Dollars in thousands)
COMMON STOCK

   Balance at beginning of year                              $       -      $      1       $      1
   Deduct Recapitalization                                           -            (1)             -
------------------------------------------------------------------------------------------------------
   Balance at the end of year                                $       -      $      -       $      1
------------------------------------------------------------------------------------------------------

COMMON SHARES

   Balance at beginning of year                              $  31,359      $      -       $      -
   Add
      Recapitalization                                               -        19,086              -
      Initial Public Offering                                        -        12,250              -
      Employee Benefit Plans                                       252            23              -
------------------------------------------------------------------------------------------------------
   Balance at end of year                                    $  31,611      $ 31,359       $      -
------------------------------------------------------------------------------------------------------

SERIES A COMMON SHARES

   Balance at beginning of year                              $  40,000      $      -       $      -
   Add Recapitalization                                              -        40,000              -
------------------------------------------------------------------------------------------------------
   Balance at end of year                                    $  40,000      $ 40,000       $      -
------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL

   Balance at beginning of year                              $ 412,299      $289,233       $     39
   Add/(Deduct)
      Equity Contribution from TDS                                   -             -        289,194
      Recapitalization                                               -       (59,085)            -
      Initial Public Offering                                        -       183,015              -
      Capital Stock Expense                                          -        (1,061)            -
      Employee Benefit Plans                                     1,447           197              -
------------------------------------------------------------------------------------------------------
   Balance at the end of year                                $ 413,746      $412,299       $289,233
------------------------------------------------------------------------------------------------------

RETAINED DEFICIT

   Balance at beginning of year                              $ (45,873)     $ (7,952)      $ (1,484)
   Net (Loss)                                                 (247,057)      (37,921)        (6,468)
------------------------------------------------------------------------------------------------------
   Balance at end of year                                    $(292,930)     $(45,873)      $ (7,952)
------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF BUSINESS

Aerial Communications, Inc. (the "Company" or "Aerial") is an 82.5%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). The Company was incorporated in Delaware on July 23, 1991, as American Portable Telecommunications, Inc. and changed its name to American Portable Telecom, Inc. ("APTI") effective January 18, 1996. On November 12, 1996, the Company changed its name to Aerial Communications, Inc. The Company was formed to acquire Personal Communications Services ("PCS") licenses, construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas. The Company acquired its licenses in the Federal Communications Commission ("FCC") broadband Block A and Block B PCS auction (the "PCS auction") which concluded in March 1995. The Company acquired licenses in the Columbus (Ohio), Houston (Texas), Kansas City (Missouri), Minneapolis (Minnesota), Pittsburgh (Pennsylvania), and Tampa-St. Petersburg-Orlando (Florida) MTAs covering approximately 27.6 million population equivalents ("POPs").

      PROPOSED TDS CORPORATE RESTRUCTURING

In December 1997, Aerial received a proposal from TDS to acquire all of the issued and outstanding Common Shares of Aerial not already owned by TDS (the "Aerial Merger"). The offer was made in connection with, and is subject to TDS shareholder approval of and the effectiveness of, TDS's proposed corporate restructuring. The Board of Directors of TDS (the "TDS Board") has adopted a proposal which, if approved by shareholders and implemented by the TDS Board, would authorize the TDS Board to issue three new classes of common stock and change the state of incorporation of TDS from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

Under the Tracking Stock Proposal, one of the three new classes of common stock created by TDS would be designated as Aerial Communications Group Common Shares (the "Aerial Group Shares"). The Aerial Group Shares, when issued, are intended to reflect the separate performance of the Aerial Communications Group (the "Aerial Group"), which includes TDS's interest in Aerial Communications, Inc.

Subject to the approval of the Tracking Stock Proposal by shareholders, TDS intends to, among other things, issue Aerial Group Shares in exchange for all of the Common Shares of Aerial which are not currently owned by TDS, subject to approval by Aerial's Board of Directors and shareholders.

In January 1998, Aerial's Board of Directors created a special committee of the Board (the "Special Committee") to review the proposal from TDS. The Special Committee, consisting of two independent directors of Aerial, has engaged a financial advisor and legal advisor to assist in reviewing the proposal. The Special Committee will consider how Aerial should respond to the TDS proposal, take the steps it deems appropriate to respond to the TDS proposal and, at such time as it considers it appropriate, report its recommendations to Aerial's Board of Directors.

Subsequent to shareholder approval of the Tracking Stock Proposal, TDS intends to terminate certain intercompany agreements between TDS and Aerial. Thereafter, some or all of the relationships between TDS and Aerial would be determined solely by methods that management believes to be reasonable. Many of such policies would continue the arrangements which presently exist between TDS and Aerial pursuant to the intercompany agreements, but TDS would have no contractual obligation to continue such policies after the intercompany agreements have been terminated. The TDS Board currently intends to retain future earnings, if any, for the development of the business of the Aerial Group and does not anticipate paying dividends on the Aerial Group Shares in the foreseeable future.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a) DEVELOPMENT STAGE COMPANY

Effective with the second quarter of 1997, the Company ceased to be a development stage company and presents its 1997 results of operations, cash flows and financial position in a manner similar to other operating enterprises within the industry.

      (b) PRINCIPLES OF CONSOLIDATION

The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles. The consolidated financial statements include the accounts of Aerial Communications, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts reported in prior years have been reclassified to conform to the current year presentation.

      (c) REVENUE RECOGNITION AND INVENTORY

Revenues from operations consist of charges to customers for monthly access, airtime, value-added services and long-distance charges. Revenues are recognized as the services are rendered. Unbilled revenues, resulting from PCS services provided from the billing cycle date to the end of each month, are estimated and recorded.

Revenues from operations also consist of equipment sales to national retailers, independent agents and end user customers. Revenues from equipment sales are recognized upon the shipment of goods to retailers and independent agents or upon sale through direct distribution channels to end user customers.

Handset inventory is stated at current replacement cost.

      (d) ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs totaled $21.1 million, $1.4 million and $0 for the years ended December 31, 1997, 1996 and 1995, respectively. Prior to launching service, the Company was a development stage enterprise and advertising costs were included in Development costs.

      (e) PENSION PLAN

Effective July 1, 1995, the Company began providing pension benefits for its employees under a qualified, noncontributory, defined contribution pension plan. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $326,000, $72,000 and $11,000 in 1997, 1996 and 1995, respectively.

      (f) CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND MARKETABLE SECURITIES

Cash and cash equivalents consists of cash on hand and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of greater than three but less than twelve months are classified as temporary investments. Temporary investments are stated at cost. Those investments with original maturities of more than twelve months are classified as marketable securities and are stated at amortized cost. The Company's investments in marketable non-equity securities, included in Other investments, have maturities of one to five years and are classified as held to maturity.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of Cash and cash equivalents and Temporary investments approximate fair value due to the short-term nature of these investments. The amortized cost of the marketable non-equity securities approximate their aggregate fair value.

      (g) PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided based on the straight-line method over the estimated useful lives of the respective assets, generally ten years for network assets and five years for information system assets and office equipment. Leasehold improvements are amortized over ten years or the lease term, whichever is shorter.

Property and equipment consists of:


December 31,                                       1997            1996
----------------------------------------------------------------------------
(Dollars in thousands)
Network                                           $514,525       $     -
Information systems                                 83,950        15,951
Office equipment                                    15,800         3,180
Leasehold improvements and other                     8,466         1,442
                                                   622,741        20,573
----------------------------------------------------------------------------
Accumulated depreciation                           (38,018)       (1,981)
----------------------------------------------------------------------------
   Property and equipment-net                     $584,723       $18,592

      (h) WORK IN PROCESS

Work in process includes expenditures for the design, construction and testing of the Company's PCS networks as well as the cost to relocate dedicated private microwave links currently operating in the Company's spectrum in its MTAs. Work in process also includes the costs associated with developing information systems. The Company capitalizes interest on such expenditures where appropriate. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category.

      (i) INVESTMENT IN PCS LICENSES

Investment in PCS licenses is recorded at historical cost, which includes the purchase price of the licenses acquired by the Company in the PCS auction plus capitalized interest of $16.6 million incurred while readying the licenses in the Company's MTAs for use. The Company recorded capitalized interest through December 31, 1995, when TDS contributed approximately $289.2 million in equity capital to the Company for the original cost of its licenses. The Company began amortizing the licenses straight-line over 40 years upon commencement of service in each respective MTA. Accumulated amortization on the licenses at December 31, 1997, totaled $4.5 million.

      (j) IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 1996, the Company implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under SFAS No. 121, the Company is required to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the book value of a long-lived asset may not be recoverable. An impairment loss would be recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable. The implementation of SFAS No. 121 did not have an impact on the Company's financial position or results of operations.

      (k) MICROWAVE RELOCATION COSTS PAYABLE

Microwave relocation costs payable represent obligations of the Company to pay its share of the costs to relocate dedicated private microwave links currently operating in the Company's spectrum in its MTAs. The carrying amount reported in the balance sheet for microwave relocation costs payable approximates fair value because of the short maturity of those instruments.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (l) (LOSS) PER COMMON AND SERIES A COMMON SHARE

(Loss) per Common and Series A Common Share was computed based on the weighted average of Common and Series A Common Shares outstanding during the period, adjusted to give retroactive effect to the recapitalization in conjunction with the Company's 1996 initial public offering ("IPO"), as if this transaction had occurred at January 1, 1995 (See Note 8 - Common Stock).

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," effective December 31, 1997. The implementation of SFAS No. 128 had no effect on reported (Loss) per Common and Series A Common Share due to the current Net (Loss). In 1997 and 1996, respectively, 1.4 million and 0.3 million stock options were not included in computing diluted
(Loss) per Common and Series A Common Share because their effects were antidilutive.

      (m) SUPPLEMENTAL CASH FLOW DISCLOSURES

The following summarizes interest and income taxes paid and certain noncash transactions.


Year Ended December 31,                          1997          1996          1995
---------------------------------------------------------------------------------------
(Dollars in thousands)
Income tax benefits - cash payments
from TDS resulting from taxable losses
generated by the Company in prior years        $     -        $15,598       $    185

Interest paid to non-affiliates                    428          1,107              -

Interest and guarantee fees paid to TDS
or converted to debt under the
Revolving Credit Agreement                      24,297          3,496         17,699

TDS equity contribution-conversion of
debt under the Revolving Credit
Agreement to equity and receipt of note
receivable-affiliate                                 -              -        289,194

In 1997, $113.0 million in additions to property and equipment (amounts in service and work in process, collectively) were financed through a combination of long-term debt, accounts payable-trade, microwave relocation costs payable and prepaid network infrastructure costs. In 1996, $199.6 million in additions to property and equipment and prepaid network infrastructure costs were financed through a combination of long-term debt, accounts payable-trade and other and microwave relocation costs payable.

The Company incurred interest charges totaling $33.1 million in 1997. In 1997, the interest charges were comprised of $21.0 million paid to TDS relating to the Revolving Credit Agreement (See Note 4 - Revolving Credit Agreement), $3.3 million paid to TDS for guarantee fees on the Series A Zero Coupon Notes and obligations under the Nokia Credit Agreement (See Note 5 - Long-Term Debt), $0.4 million paid to Nokia for interest charges relating to the Credit Agreement, $8.3 million in accrued interest on the Series A Zero Coupon Notes and $0.1 million in other interest charges. Of these amounts, the Company capitalized $6.0 million relating to its work in process expenditures. The remaining $27.1 million was charged to expense.

In 1996, the Company incurred interest charges of $4.0 million. The interest charges were comprised of $2.0 million paid to TDS relating to the Revolving Credit Agreement, $0.6 million paid to TDS for guarantee fees on the Series A Zero Coupon Notes and obligations under the Nokia Credit Agreement, $70,000 paid to Nokia for interest charges relating to the Credit Agreement and $1.3 million in accrued interest on the Series A Zero Coupon Notes. Of these amounts, the Company capitalized $1.2 million relating to its work in process expenditures. The remaining $2.8 million was charged to expense.

During 1995, the Company incurred interest charges of $17.7 million related to its Revolving Credit Agreement with TDS. Of this amount, the Company capitalized $16.6 million relating to the development of its PCS licenses. The remaining $1.1 million was charged to expense.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INCOME TAXES

The Company entered into a tax allocation agreement with TDS under which the Company will continue to join in filing consolidated federal income tax returns with the TDS affiliated group unless TDS's ownership of the Company falls beneath 80%. For 1995, TDS reimbursed the Company for the reduction in the provision for federal income taxes reflected in TDS's consolidated statements of income resulting from the inclusion of the Company and its subsidiaries in the TDS affiliated group. The Company had recorded these amounts in "Income tax refund receivable - affiliate" (See Note 2 (m) - Summary of Significant Accounting Policies - Supplemental cash flow disclosures).

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

Subject to the completion of the Aerial Merger, TDS intends to terminate certain intercompany agreements between TDS and Aerial. See Note 1 - Proposed TDS Corporate Restructuring for a discussion of the proposed merger.

The Company records all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Income tax provisions are summarized below:


Year Ended December 31,                         1997         1996         1995
----------------------------------------------------------------------------------
(Dollars in thousands)

Federal income tax provision (benefit):
   Current                                    $    -       $(3,098)     $(12,502)
   Deferred                                    1,561         1,671          9,574
State income tax provision:
   Current                                         -             -              -
   Deferred                                      245           560            832
----------------------------------------------------------------------------------
Income tax expense (benefit)                  $1,806       $  (867)     $ (2,096)
----------------------------------------------------------------------------------

The temporary differences which gave rise to significant portions of the net deferred tax liability were as follows:


December 31,                                                 1997         1996
----------------------------------------------------------------------------------
(Dollars in thousands)

Deferred tax asset:
   Net operating loss carryforwards                        $ 171,896    $  26,419
   Less: valuation allowance                                (129,412)     (15,029)
----------------------------------------------------------------------------------
Total deferred tax asset                                     $42,484      $11,390
----------------------------------------------------------------------------------
Deferred tax liability:
   Licenses                                                $  19,025    $  13,650
   Property and equipment                                     19,004          435
   Partnership investment                                      9,235        2,573
   Deferred charges-interest                                   6,088        6,088
   Other                                                       2,911          617
----------------------------------------------------------------------------------
Total deferred tax liability                               $  56,263    $  23,363
----------------------------------------------------------------------------------
Net deferred tax liability                                 $  13,779    $  11,973
----------------------------------------------------------------------------------

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company records a deferred tax asset associated with net operating loss carryforwards and then assesses the need for any valuation allowance associated with those carryforwards. At December 31, 1997, the federal net operating loss carryforward available to offset future taxable income is $377.8 million and expires between 2012 and 2013. The amount of state net operating loss carryforward available to offset future taxable income is $552.9 million and expires between 1998 and 2013.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1997, the valuation allowance increased $114.4 million primarily due to the Company's increased net operating losses.

The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:


Year Ended December 31,                                  1997         1996       1995
----------------------------------------------------------------------------------------
Statutory federal income tax rate                        35.0%        35.0%      35.0%
State income taxes, net of federal benefit               (0.1)        (0.9)      (6.3)
Effects of valuation allowance on deferred tax asset    (35.6)       (29.7)         -
Other                                                       -         (2.2)      (4.2)
----------------------------------------------------------------------------------------
Effective income tax rate                               (0.7)%         2.2%      24.5%
----------------------------------------------------------------------------------------

4. REVOLVING CREDIT AGREEMENT

The Company entered into a Revolving Credit Agreement with TDS on August 1, 1995, as amended, under which all of the outstanding obligations of the Company to TDS are incorporated. At December 31, 1997, the Company had secured from TDS an agreement to borrow up to $475 million under the Revolving Credit Agreement. Pursuant to the Revolving Credit Agreement, the Company may borrow from TDS at an interest rate equal to 1.5% above prime rate until the principal amount becomes due, and pay on demand an interest rate equal to 3.5% above such prime rate on any overdue principal or overdue installment of interest. The advances made under the Revolving Credit Agreement are unsecured. Interest on the balance due under the Revolving Credit Agreement is payable quarterly and no principal is payable until its maturity, which is December 31, 1999. The terms of the Revolving Credit Agreement also include, among others, restrictions on incurring certain additional indebtedness and on paying dividends. The total amount advanced to the Company under the Revolving Credit Agreement as of December 31, 1997, was $448.2 million. The carrying value of the Company's borrowings under the Revolving Credit Agreement approximates the fair value of the borrowings, as the Revolving Credit Agreement is variable debt with the interest rate based on the prime lending rate.

Subject to the completion of the Aerial Merger, TDS intends to terminate certain intercompany agreements between TDS and Aerial. See Note 1 - Proposed TDS Corporate Restructuring for a discussion of the proposed merger.

5. LONG-TERM DEBT

On November 4, 1996, the Company issued $226.2 million in aggregate principal amount at maturity Series A Zero Coupon Notes ("Series A Notes") due in 2006. The issue price of the Series A Notes was $100 million and there is no periodic payment of interest. The per annum yield to maturity on the Series A Notes is 8.34% (computed on a semi-annual bond equivalent basis) and the effective rate is 8.09%. The proceeds of the sale of the Series A Notes were paid to Nokia Telecommunications Inc. ("Nokia") in satisfaction of all then outstanding obligations and future obligations up to $100 million of the Company under the June 19, 1996, Credit Agreement, as amended, with Nokia (the "Credit Agreement" or "Nokia Credit Agreement"). The excess of the proceeds from the sale of the Series A Notes over the Company's current obligations (i.e., financed purchases under the Credit Agreement) to Nokia was recorded as Prepaid network infrastructure costs. Nokia paid the Company monthly interest on the unused portion of the proceeds from the Series A Notes. At December 31, 1996, the Company had recorded $70.3 million in Prepaid network infrastructure costs. The Company paid Nokia for future equipment purchases by reducing the amount of the prepaid balance by the cost of the equipment purchased. Prepaid network infrastructure costs were fully utilized for the purchase of equipment by the end of August 1997.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Series A Notes are unsecured obligations of the Company and rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company. The Series A Notes and obligations of the Company under the Credit Agreement are fully and unconditionally guaranteed by TDS at an annual fee rate of 3%. Guarantee fees owed TDS are payable semiannually. The Series A Notes are subject to optional redemption by the Company after five years from the date of issuance at redemption prices which reflect the original issue discount accured since issuance.

At December 31, 1997, the Company had a balance of $196.4 million in Long-term debt which consisted of $112.1 million related to the Series A Notes and $84.3 million in obligations under the Nokia Credit Agreement. The Company pays interest monthly to Nokia on the outstanding balance under the Credit Agreement. At December 31, 1996, the balance in Long-term debt was $103.7 million which related entirely to the Series A Notes.

The carrying value of the Company's Series A Notes is greater than its fair value, estimated to be $108.8 million. The fair value was estimated using discounted cash flow analysis. The carrying value of the Company's obligations under the Nokia Credit Agreement approximates the fair value of the obligations, as the Credit Agreement is variable debt with the interest rate based on the 30 day London Interbank Offered Rate ("LIBOR") plus 0.32%.

6. RELATED PARTY TRANSACTIONS

The Company is billed for all services it receives from TDS and its subsidiaries, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to the Company and on allocations of common expenses. Such allocations are based on the relationship of the Company's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to the Company are reflected in the accompanying financial statements on a basis which is representative of what they would have been if the Company operated on a stand alone basis. Billings to the Company from TDS totaled $3.9 million, $2.0 million and $1.2 million during 1997, 1996 and 1995, respectively.

In 1996, TDS completed development of a new financial reporting system for all of its subsidiaries, including the Company. The Company recorded approximately $2.4 million related to this system in Property and equipment.

In 1997 and 1996, the Company deposited its excess cash in a cash management program administered by TDS. Deposits made into the program were generally available to the Company with interest each month equal to 30 day commercial paper rates plus 0.25%.

On December 31, 1995, the Company received additional equity funding of $289.2 million from TDS. The Company recorded the $289.2 million in Additional paid-in capital.

Subject to the completion of the Aerial Merger, TDS intends to terminate certain intercompany agreements between TDS and Aerial. See Note 1 - Proposed TDS Corporate Restructuring for a discussion of the proposed merger.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. COMMITMENTS

The costs of development, construction, start-up and post-launch activities of the Company require substantial capital. From inception through December 31, 1997, the Company had expended approximately $304.4 million for its six licenses, including capitalized interest, approximately $642.1 million for all other capital expenditures and incurred cumulative net losses of $292.9 million. At December 31, 1997, the Company had orders totaling approximately $12.9 million with Nokia and certain tower vendors for infrastructure equipment as part of the Company's initial build out of its PCS networks. Also at December 31, 1997, the Company had orders totaling approximately $27.1 million with various handset vendors for handsets and accessories. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years as it continues to build its PCS customer base. The Company estimates that its aggregate capital requirements for 1998 will total approximately $310 million, with $75 million needed for capital additions and $235 million needed to fund operations.

The Company and its subsidiaries have leases for certain office facilities, warehouses, retail store locations and cell sites which are classified as operating leases. For the years ended December 31, 1997, 1996 and 1995, rent expense for term leases was $10.3 million, $2.1 million and $0.2 million, respectively, and for cancelable leases $1.1 million, $0.5 million and $0.1 million, respectively. At December 31, 1997, the aggregate minimum rental commitments under noncancelable operating leases for the years 1998 through 2002 and 2003 and thereafter, are approximately $15.5 million, $15.5 million, $15.2 million, $14.2 million, $9.3 million and $14.3 million, respectively.

      LEGAL PROCEEDINGS

On January 5, 1998, an individual who claims to be a holder of Aerial Common Shares, filed a putative class action complaint on behalf of common stockholders of the Company in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants, TDS, the Company and the directors of TDS and the Company. The complaint alleges a breach of fiduciary duties by the defendants and seeks to have the Aerial Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses. A virtually identical complaint has been filed by a second individual. None of the defendants have been served with this complaint. The Company intends to vigorously defend itself against these lawsuits.

8. COMMON STOCK

      TAX-DEFERRED SAVINGS PLAN

Effective July 1, 1995, the Company adopted the TDS Tax-Deferred Savings Plan (the "Savings Plan"), a qualified profit sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. As amended on August 15, 1996, participating employees have the option of investing their contributions in Aerial Common Shares, TDS Common Shares, United States Cellular Corporation (a subsidiary of TDS) Common Shares, American Paging, Inc. (a subsidiary of TDS) Common Shares, or five other non-affiliated funds. The Company has reserved 300,000 Common Shares for issuance under the Savings Plan. Employer matching contributions are made in Aerial Common Shares. Aerial employees were issued 184,533 Common Shares in 1997 and 23,460 Common Shares in 1996 in connection with the Savings Plan.

      STOCK-BASED COMPENSATION PLANS

The Company accounts for stock options and its employee stock purchase plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No compensation costs have been recognized for the employee stock purchase plan. Some options granted in 1997 had exercise prices that were less than the quoted market price of the Company's stock on the date they were granted. In accordance with APB 25, compensation expense of $26,000 was recorded related to these options in 1997.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had compensation expense for all plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's Net (Loss) and (loss) per share would have been increased to the following pro forma amounts:


Year Ended December 31,                                    1997              1996
----------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net (Loss)
   As Reported                                          $(247,057)        $(37,921)
   Pro Forma                                            $(250,957)        $(38,323)
Basic and diluted (loss) per share
   As Reported                                          $   (3.45)        $  (0.56)
   Pro Forma                                            $   (3.51)        $  (0.57)

A summary of the status of the Company's stock option plan at December 31, 1996 and 1997, and changes during the years ended is presented in the table and narrative below:

                                                                              Weighted Average
                                                                 ------------------------------------------
                                                                                                 Remaining
                                                                                                Contractual
                                              Number of Shares    Option Prices   Fair Values      Life
-----------------------------------------------------------------------------------------------------------
Outstanding January 1, 1996                             -
Granted                                           310,305            $17.00         $7.41
-----------------------------------------------------------------------------------------------------------
Outstanding December 31, 1996
(61,397 exercisable at $17.00)                    310,305            $17.00                     9.33 Years

Granted                                         1,137,435            $ 9.46         $4.42
Exercised                                          (2,553)           $ 4.94
Forfeited                                         (56,450)           $14.44
-----------------------------------------------------------------------------------------------------------
Outstanding December 31, 1997
(633,030 exercisable from $4.94 to $17.00)      1,388,737            $10.95                     8.51 Years

      EMPLOYEE STOCK OPTIONS

Effective April 25, 1996, the Company began providing long-term incentive benefits for its senior managers by adopting the Aerial Communications, Inc. Long-Term Incentive Plan (the "Stock Option Plan"). The Company has reserved
1.5 million Common Shares for option grants. During 1997, Aerial employees were issued 767 Common Shares in connection with the Stock Option Plan. The options are exercisable over a specified period not in excess of ten years from the date they are granted. Options granted in 1996 and 1997 expire in 2006 and 2007, or the date of the employee's termination of employment, if earlier. Most options vest annually over five years in 20% increments, from December 15, 1996, through December 15, 2000. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk free interest rates of 6.59% and 5.53%; dividend yield of 0%; expected lives of 9.4 years and 7.4 years; and volatility of 51.32% and 26.36%.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      EMPLOYEE STOCK PURCHASE PLAN

The Company adopted the 1996 APTI Employee Stock Purchase Plan (the "Stock Purchase Plan") effective October 1, 1996. The Company has reserved 200,000 Common Shares for sale to the employees of the Company and its subsidiaries in connection with the Stock Purchase Plan. Shares can be purchased twice a year and the price per share is 85% of the stock's closing price on designated purchase dates. During 1997, Aerial employees were issued 59,822 Common Shares in connection with the Stock Purchase Plan. The fair value of the employees' purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997: risk free interest rate of 6.21%; dividend yield of 0%; expected life of 0.8 years; and volatility of 51.18%.

      NON-EMPLOYEE DIRECTOR COMPENSATION

In April 1997, the Company established the Compensation Plan For Non-Employee Directors (the "Compensation Plan"). Under the Compensation Plan, the Company's independent directors are to be paid an annual fee of $20,000 that is payable half in cash and half in Company stock. The number of Common Shares to be delivered to each independent director is based upon the average market value of the Company's stock for a certain period prior to the date of the Annual Shareholder's Meeting. The Company has reserved 20,000 Common Shares for issuance to the Company's independent directors under the Compensation Plan. In 1997, 6,003 shares were issued to non-employee directors under this plan.

      INITIAL PUBLIC OFFERING

The Company sold 12.3 million Common Shares at a price of $17 per share in an initial public offering on April 25, 1996. Proceeds of the offering, net of underwriting discounts and commissions, totaled $195.3 million. The Company used a portion of the net proceeds to repay TDS approximately $64.1 million, representing the then outstanding balance (including accrued interest) under the Revolving Credit Agreement, and used the balance of the funds to partially finance construction, development and operating costs incurred to establish its PCS networks. Proceeds of the offering were fully utilized by the end of January 1997.

      RECAPITALIZATION

On March 28, 1996, TDS, as the sole shareholder of the Company at such time, executed a consent to action in lieu of a meeting, voting all 1,000 shares of common stock of the Company then outstanding for the approval of a Restated Certificate of Incorporation of the Company. Such Restated Certificate of Incorporation authorized (a) 60 million Common Shares, $1.00 par value per share; (b) 60 million Series A Common Shares, $1.00 par value per share; (c) 60 million Series B Common Shares, $1.00 par value per share; and (d) 10 million Preferred Shares, $1.00 par value per share. Upon the filing of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on April 19, 1996, the 1,000 shares of common stock of the Company theretofore held by TDS were converted into 19.1 million common shares and 40 million Series A Common Shares of the Company.

      SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares and are entitled to 15 votes per share. No Series A Common Shares were converted during 1997 or 1996.

                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SUBSEQUENT EVENTS

Pursuant to the Credit Agreement, on February 5, 1998, the Company issued $220.0 million in aggregate principal amount at maturity Series B Zero Coupon Notes ("Series B Notes") due in 2008. The issuance of the Series B Notes represents the final issuance of zero coupon notes under the Credit Agreement. The issue price of the Series B Notes was $100 million and there is no periodic payment of interest. The per annum yield to maturity on the Series B Notes is 8.05% (computed on a semi-annual bond equivalent basis). The proceeds from the sale of the Series B Notes were paid to Nokia in satisfaction of all then outstanding obligations and future obligations of the Company (to the extent not satisfied from the proceeds of the sale of the Series A Notes) up to $100 million under the Credit Agreement.

The Series B Notes are unsecured obligations of the Company and rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company. The Series B Notes are fully and unconditionally guaranteed by TDS at annual fee rate of 3%. Guarantee fees owed TDS are payable semiannually. The Series B Notes are subject to optional redemption by the Company after five years from the date of issuance at redemption prices which reflect original issue discount accured since issuance.

In February 1998, the Company secured from TDS a $50 million increase in the amount it may borrow under the Revolving Credit Agreement to $525 million.

10. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


Quarter Ended                                          March 31        June 30         Sept. 30        Dec. 31
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
1997
Operating Revenues                                    $      -         $  7,143         $ 18,648       $ 30,161
Operating (Loss)                                       (21,614)         (51,633)         (64,537)       (80,381)
Net (Loss)                                             (22,340)         (55,475)         (76,598)       (92,644)
Weighted Average Common and Series A
   Common Shares (000)                                  71,384           71,499           71,559         71,604
(Loss) per Common and Series A
   Common Share                                       $  (0.31)        $  (0.78)        $  (1.07)      $  (1.29)

1996
Operating Revenues                                    $      -         $      -         $      -       $      -
Operating (Loss)                                        (5,746)          (7,761)         (10,805)       (19,638)
Net (Loss)                                              (6,671)          (7,206)          (9,829)       (14,215)
Weighted Average Common and
   Series A Common Shares (000)                         59,086           68,105           71,336         71,355
(Loss) per Common and Series A
   Common Share                                       $  (0.11)        $  (0.11)        $  (0.14)      $  (0.20)


                  AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES

REPORT OF MANAGEMENT

Management of Aerial Communications, Inc. ("Aerial") has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that the Aerial system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of Aerial Communications, Inc. have been audited by Arthur Andersen LLP, Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Aerial Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Aerial Communications, Inc. (a Delaware Corporation and an 82.5%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aerial Communications, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
January 28, 1998

(Except with respect to the matters discussed in Note 9, as to which the date is February 5, 1998)

                     AERIAL COMMUNICATIONS, INC. AND SUBSIDIARIES


AERIAL STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the NASDAQ under the symbol "AERL" and in the newspaper as "Aerial". As of February 28, 1998, the Company's Common Shares were held by 579 registered holders and 6,500 beneficial holders. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares, but the Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The trading price of the Common Shares on April 25, 1996, the date on which the Common Shares were first offered for sale to the public was $17.00 per share.

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

MARKET PRICE PER COMMON SHARE BY QUARTER

No public trading market exists for Aerial's Series A Common Shares and therefore, quotations are not available. The high and low sales prices of the Common Shares on the NASDAQ as reported by the Dow Jones News Service are as follows:


1997         1st         2nd         3rd         4th
---------------------------------------------------------
High       $ 8.88      $ 9.63     $ 9.94      $10.63
Low        $ 5.25      $ 3.88     $ 7.38      $ 7.00

1996         1st         2nd         3rd         4th
---------------------------------------------------------
High       $  --       $17.75     $12.00      $10.13
Low        $  --       $ 9.75     $ 8.25      $ 6.63
