Form 10-K405, Exhibit 13
period 1998-12-31
AERIAL COMMUNICATIONS INC
filed 1999-03-31
CIK 1008614

                                                                      Exhibit 13


Aerial Communications, Inc. and Subsidiaries


Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Aerial Communications, Inc. ("Aerial" or the "Company" - NASDAQ symbol: AERL), an 82.3%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"), was formed to acquire Personal Communications Services ("PCS") licenses from the Federal Communications Commission ("FCC"), construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas.

The Company provides PCS service in Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus (Ohio). The Columbus MTA launched service on March 27, 1997. The Company's five remaining MTAs launched service during the second quarter of 1997. With the launch of service in its MTAs during the second quarter of 1997, the Company transitioned from the development stage to being an operating enterprise. As a result of this transition, the Company has experienced an increase in revenues and operating expenses, and incurred substantial losses.

The following is a table of summarized operating data for the Company's consolidated operations.

----------------------------------------------------------------------------------
As of December 31,                                            1998          1997
----------------------------------------------------------------------------------

  Total MTA population (in millions)                            27.7          27.6
  Customers                                                  311,900       125,000
  Average monthly revenue per customer (year to date)       $     51             *
  Average monthly revenue per customer (fourth quarter)     $     49             *
  MTA penetration                                               1.13%         0.45%
  MTAs in operation                                                6             6
  Cell sites in service                                        1,180         1,044
  Total number of employees                                    1,907         1,414
----------------------------------------------------------------------------------

* The average monthly service revenue per customer in 1997 does not provide a meaningful comparison as the initial users and usage patterns are not comparable to the current users and usage patterns.

The Company's results of operations for 1998 compared to 1997 and 1996 reflect increased activities undertaken to grow PCS services in its MTAs after the launch of service in 1997. Such activities significantly increased the Company's net loss to $337.9 million in 1998 from $247.1 million in 1997 and $37.9 million in 1996. During 1998 the Company's focus was on the growth of its customer base.

In December 1998, TDS announced the withdrawal of its offer to exchange tracking stock for the outstanding common shares of Aerial which it did not own. TDS also announced that it was pursuing a tax-free spin-off of its 82.3% interest in Aerial, as well as reviewing other alternatives. See Proposed TDS Corporate Restructuring for further discussion of the spin-off.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 1998, 1997 and 1996

Operating Revenues

OPERATING REVENUES totaled $155.2 million for the year ended December 31, 1998, an increase of $99.2 million as compared to 1997. The increase reflects the growth of the Company's customer base during 1998 as the Company added approximately 186,900 customers. The increase is also due to the Company providing service in all its markets for all of 1998 as compared to only part of 1997. The Company had no revenues in 1996.

SERVICE REVENUE totaled $123.6 million in 1998, an increase of $91.3 million as compared to 1997. Service revenue primarily consists of charges for access, airtime and value-added services provided to the Company's retail customers who use the network operated by the Company (local service revenue). Service revenue also consists of charges to customers of other wireless carriers who use the Company's PCS network when roaming (outcollect roaming revenue) and charges for long-distance calls made on the Company's systems (long-distance revenue). The increase in 1998 service revenue was driven by the growth in the number of customers using the Company's PCS network. The Company's average revenue per customer per month ("ARPU") was $51 for 1998.

EQUIPMENT SALES REVENUE totaled $31.5 million in 1998, an increase of $7.9 million as compared to 1997. Equipment sales revenue represents the sale of handsets and related accessories to retailers, independent agents and end user customers. The increase in equipment sales revenue reflects the increase in sales volume, partially offset by a decline in handset prices.

Operating Expenses

OPERATING EXPENSES totaled $435.1 million for the year ended December 31, 1998, compared to $274.1 million in 1997 and $44.0 million in 1996, reflecting the Company's expanded level of business activity required to launch service, transition to post-launch operations and its significant efforts to build and serve its customer base. In 1996, the Company was still a development stage enterprise and classified all expenses as either general and administrative or development costs.

SYSTEM OPERATIONS EXPENSE totaled $69.1 million in 1998, an increase of $38.4 million as compared to 1997. The increase in system operations expense is due to the increased size of the Company's network and its fully operational status during all of 1998 as compared to only part of 1997. As of December 31, 1998, the Company's PCS network had 1,180 cell sites in service and had been operational in all of the Company's markets throughout all of 1998. The Company launched service in its MTAs between March and June of 1997, with approximately 600 cell sites in service. As of December 31, 1997, the network had 1,044 cell sites.

Aerial Communications, Inc. and Subsidiaries

Significant system operations expenses include cell site rent expense and system maintenance expense which increased $7.7 million and $6.2 million, respectively, in 1998 as compared to 1997. Salaries and employee related-expenses increased $8.2 million, primarily reflecting an increase in engineering and maintenance personnel since December 31, 1997, as well as a decrease in internal capitalized labor costs. Other system operations expenses increased $7.7 million in aggregate, primarily driven by cell site utility expense, property tax expense, consulting and temporary service expense and roamer fraud expense.

System operations expenses also include customer usage expense which increased $8.6 million in 1998 primarily due to increased landline interconnection and toll charges, reflecting an increasing customer base and increased use of the Company's network by its customers.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

MARKETING AND SELLING EXPENSE totaled $79.7 million in 1998, an increase of $33.7 million as compared to 1997. Gross customer activations were approximately 333,100 in 1998 as compared to approximately 141,900 in 1997. Significant marketing and selling expenses include the salaries and benefits of sales and marketing personnel, which increased $11.4 million in 1998, primarily reflecting an increase in sales and marketing personnel since December 31, 1997. Advertising expenses increased $7.0 million, reflecting the costs of establishing and promoting Aerial's service through print, radio and television advertising. Sales commission expense increased $4.9 million in 1998, due to the growth in the Company's customer base. Retail store and office rent increased $3.7 million, primarily due to the Company's increasing number of store and kiosk locations across its markets. Other marketing and selling expenses increased $6.7 million in aggregate, primarily driven by increases in consulting, temporary services, phone expenses and other sales expenses.

CUSTOMER SERVICE EXPENSE totaled $53.5 million in 1998, an increase of $32.6 million as compared to 1997. The increase was driven by rapid customer growth, as well as the efforts to manage that growth with increased personnel (including the establishment of a second customer service center in Kansas City) and new and evolving information systems. The higher than anticipated level of customer service expense is primarily due to increased salary and benefit expenses reflecting the increased number of customer service employees, the effects of higher than planned bad debt costs, and additional consulting and temporary service expenses directed at reducing both bad debt and customer churn.

COST OF EQUIPMENT SOLD totaled $87.7 million in 1998, an increase of $16.2 million as compared to 1997. The increase primarily reflects the growth in handset unit sales to support the rise in customer activations.

GENERAL AND ADMINISTRATIVE EXPENSE totaled $61.7 million in 1998, an increase of $2.9 million as compared to 1997. General and administrative expense includes the costs of operating the Company's local business offices and its corporate expenses other than the corporate engineering and marketing departments. The 1998 increase in general and administrative expense is primarily due to losses on write-offs of certain information systems replaced or to be replaced. In 1996, general and administrative expenses were $28.8 million, consisting primarily of salaries, employee benefits and other overhead expenses. General and administrative expenses were less in 1996 due primarily to a smaller employee base.

DEPRECIATION EXPENSE was $75.8 million in 1998, an increase of $39.8 million as compared to 1997. The increase is due to rising fixed asset balances as a result of the Company's network build-out and the amount of time that the network assets have been in service in 1998 as compared to 1997. As of December 31, 1998, the Company had $696.5 million of property and equipment in service which had largely been operational throughout all of 1998. As of December 31, 1997, the Company had $622.7 million of property and equipment in service, the PCS network portion of which had only been in operation since the second quarter of 1997.

AMORTIZATION EXPENSE was $7.6 million in 1998, an increase of $3.1 million as compared to 1997. Upon the commencement of service in a particular market, the Company began amortizing that market's related PCS license. Aerial launched service across all of its markets between March and June of 1997. As a result, consolidated amortization expense in 1997 reflects less than a full year's expense while 1998's expense reflects a full year of amortization.

Aerial Communications, Inc. and Subsidiaries

DEVELOPMENT COSTS totaled $5.8 million in 1997 and $15.1 million in 1996. Development costs primarily represent pre-launch marketing, consulting and legal costs. In 1996, the Company was a development stage enterprise for the entire year. Effective in the second quarter of 1997, the Company was no longer a development stage enterprise and prospectively began classifying expenses to reflect its operational status.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating (Loss)

OPERATING (LOSS) totaled $(280.0) million in 1998, $(218.2) million in 1997 and $(44.0) million in 1996. Although service revenues are expected to continue to grow during 1999 as the Company builds its customer base, the Company expects to continue to have operating losses and to generate negative operating cash flow at least through 1999 as it incurs costs associated with that growth.

Investment and Other Income

MINORITY SHARE OF LOSS totaled $23.6 million in 1998 and represents Sonera Ltd.'s ("Sonera") share of the consolidated net loss of Aerial Operating Company, Inc. ("AOC").

INVESTMENT LOSSES totaled $0.1 million in 1998, $2.5 million in 1997 and $0.3 million in 1996. In 1997 and 1996, investment losses represented the Company's 49% share of the net loss of the Wireless Alliance, LLC, ("WALLC"), a joint venture associated with the Company's Minneapolis MTA and designed to extend the PCS footprint to areas that were not in the Company's initial build-out. Because the Company's share of the cumulative losses have exceeded its investment in the WALLC, the Company did not recognize any losses related to the WALLC in 1998. Investment losses in 1998 relate to the Company's investments in the North American GSM Alliance LLC and the GSM Capital Limited Partnership (both formed to promote the interests of the wireless telecommunications industry using GSM technology).

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

INTEREST INCOME-OTHER totaled $0.9 million in 1998, $2.1 million in 1997 and $1.1 million in 1996. Interest income-other primarily represents interest income earned on the excess proceeds from the Company's November 1996 sale of Series A Zero Coupon Notes and the February 1998 sale of Series B Zero Coupon Notes pending use in PCS network development and construction. The proceeds from the sale of the Series A and Series B Zero Coupon Notes have been fully utilized.

GAIN ON SALE OF PCS LICENSES represents the pretax gain recognized on the sale of the Guam and Alaska licenses.

Aerial Communications, Inc. and Subsidiaries

Interest and Income Taxes

INTEREST EXPENSE-AFFILIATE totaled $62.1 million in 1998, $21.6 million in 1997 and $2.0 million in 1996. Interest expense-affiliate in 1998 represents interest on amounts borrowed under the Revolving Credit Agreement, the TDS 3% guarantee fees associated with both the Series A and Series B Zero Coupon Notes and amounts financed under the Nokia 1996 and 1998 Credit Agreements. Interest expense-affiliate in 1997 represents interest on amounts borrowed under the Revolving Credit Agreement and the TDS 3% guarantee fees associated with the Series A Zero Coupon Notes and Nokia 1996 Credit Agreement, less interest capitalized of $2.7 million. The 1996 interest expense-affiliate amount primarily represents interest on amounts borrowed under the Revolving Credit Agreement, less interest capitalized of $0.6 million. Interest expense-affiliate increased $40.5 million in 1998 and $19.6 million in 1997, primarily due to the increasing average outstanding balance of borrowings under the Revolving Credit Agreement with TDS.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTEREST EXPENSE-OTHER totaled $18.0 million in 1998, $5.5 million in 1997 and $0.8 million in 1996. In 1998, interest expense-other relates to interest expense accreted on the Series A and Series B Zero Coupon Notes as well as interest expense associated with the Nokia 1996 and 1998 Credit Agreements, less interest capitalized of $0.1 million. In 1997 and 1996, interest expense-other relates primarily to the Series A Zero Coupon Notes issued in November 1996, less interest capitalized. The Company capitalized interest expense of $3.3 million and $0.6 million related to the Series A Zero Coupon Notes and interim financing under the Nokia 1996 Credit Agreement in 1997 and 1996, respectively. Interest expense-other increased $12.5 million in 1998 and $4.7 million in 1997, primarily due to the increasing average outstanding balance in long-term debt.

INCOME TAXES: The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes its federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group. TDS and the Company are parties to a Tax Allocation Agreement under which the Company may carry forward any losses and credits and use them to offset income tax liabilities to TDS if any arise in the future.

Net (Loss) and (Loss) Per Common and Series A Common Share

Net (Loss) totaled $(337.9) million in 1998, $(247.1) million in 1997 and $(37.9) million in 1996. Net (Loss) per Common and Series A Common Share was $(4.71) in 1998, $(3.45) in 1997 and $(0.56) in 1996. The increase in the
Company's Net (Loss) and Net (Loss) per Common and Series A Common Share in 1998 reflects the Company's fully operational status during all of 1998 as compared to 1997 when the Company was not fully operational until the end of the second quarter. The 1996 Net (Loss) and Net (Loss) per Common and Series A Common Share reflects the Company's status as a development stage enterprise for the entire year.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

LIQUIDITY AND CAPITAL RESOURCES

The costs of development, construction, start-up and post-launch activities of the Company require substantial capital. From inception through December 31, 1998, the Company had expended $304.4 million for its six licenses, including capitalized interest, $739.1 million for all other capital expenditures and incurred cumulative net losses of $630.8 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities at least through 1999 as it continues to build its customer base.

Cash flows used by operating activities were $228.8 million in 1998, $206.9 million in 1997 and $17.8 million in 1996. Operating cash outflow (operating loss before depreciation and amortization expense) totaled $196.6 million in 1998, $177.6 million in 1997 and $42.0 million in 1996.

Aerial Communications, Inc. and Subsidiaries

Cash flows used by other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments of $32.2 million in 1998, $29.3 million in 1997 and provided cash totaling $24.2 million in 1996.

Cash flows from financing activities provided $302.7 million in 1998, $449.9 million in 1997 and $164.1 million in 1996. Cash provided in 1998 was primarily due to $301.7 million in borrowings under the Revolving Credit Agreement. The Company also received $200 million from the sale to Sonera of a 19.4% equity interest in AOC (see Note 4 - Minority Interest for further discussion).

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The proceeds from the sale were remitted to TDS to pay down part of the outstanding balance under the Revolving Credit Agreement. Cash provided in 1997 was due primarily to $448.2 million in borrowings under the Revolving Credit Agreement. In April 1996, the Company received proceeds from its IPO of $195.3 million, net of underwriting discounts and commissions. The Company used a portion of the net proceeds to repay the then outstanding balance under the Revolving Credit Agreement with TDS. In 1996 the Company received from TDS $28.8 million representing the balance due in connection with TDS's $289.2 million contribution to the equity capital of the Company in 1995.

Cash flows used in investing activities totaled $74.0 million in 1998, $273.3 million in 1997 and $111.3 million in 1996. Cash used in 1998 was primarily due to $74.6 million in additions to property and equipment for PCS network and information system assets. Total 1998 additions to property and equipment, including noncash transactions, were $97.0 million, including $43.8 million for cell sites, $23.0 million for switching equipment, $27.6 million for information system assets and $2.6 million for other activities.

Additions to cell sites in 1998 were due to the need for additional sites to fill in and improve the coverage of the Company's PCS network within its MTAs. Additions to switching equipment in 1998 were primarily due to the need for increased network capacity to handle greater call volume. Additions to information system assets primarily reflected the costs associated with the completion of the new Kansas City customer service center, new inventory and payroll systems and improvements to the Company's billing system. Other capital expenditures were primarily for leasehold improvements and office furniture and equipment.

Cash used in 1997 resulted primarily from $274.7 million in additions to property and equipment, primarily network and information system assets. Total 1997 additions to property and equipment, including noncash transactions, were $387.7 million, including $291.9 million for cell sites, $38.4 million for switching equipment, $55.6 million for information system assets and $1.8 million for other activities.

Cash used in 1996 resulted primarily from $112.9 million in additions to property and equipment, primarily network and information system assets, offset by $2.3 million in proceeds received from the sale of PCS licenses. Total 1996 additions to property and equipment, including noncash transactions, were $242.3 million, including $150.4 million for cell sites, $53.2 million for switching equipment and $38.7 million for other activities, including information systems development and property and equipment in service (primarily computer equipment and software, office equipment and leasehold improvements).

The Company's fixed asset additions have been financed through a combination of borrowings under the Revolving Credit Agreement with TDS, the proceeds from the IPO, the Series A and Series B Zero Coupon Notes, and the Nokia 1996 and 1998 Credit Agreements.

Aerial Communications, Inc. and Subsidiaries

For 1999, the Company estimates that the aggregate funds required for capital expenditures for the continuing development of its PCS networks and services will total approximately $130 million. The Company will be building additional cell sites to augment its existing coverage area, primarily corridor coverage on interstates to suburbs. The Company will continue to upgrade its switching and other fixed network equipment to support future customer growth. Also in 1999, capital expenditures related to information systems will include a significant upgrade of the Company's billing system, the Year 2000 Issue, new hardware and software to support employee growth, and other project initiatives.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company estimates requiring $205 million for working capital requirements to fund operations for all of 1999, including an estimated $80 million in interest expense related to the Revolving Credit Agreement and TDS 3% guarantee fees related to both the Series A and Series B Zero Coupon Notes and the Nokia 1998 Credit Agreement.

Nokia Telecommunications Inc. ("Nokia") agreed to provide the Company with up to $200 million in financing for digital radio channel and switching infrastructure equipment through a Credit Agreement with the Company dated June 19, 1996 ("1996 Credit Agreement"). In accordance with the provisions of the 1996 Credit Agreement, the Company issued, in tranches, 10-year unsecured zero coupon promissory notes, the proceeds of which were paid to Nokia in satisfaction of borrowings by the Company under the 1996 Credit Agreement. On November 4, 1996, the Company issued $226.2 million in aggregate principal amount at maturity of Series A Zero Coupon Notes ("Series A Notes") due in 2006. On February 5, 1998, the Company issued $220.0 million in aggregate principal amount at maturity of Series B Zero Coupon Notes ("Series B Notes") due in 2008 (representing the final issuance of zero coupon notes under the 1996 Credit Agreement). The aggregate issue price of the Series A and Series B Zero Coupon Notes was $200 million. The proceeds were paid to Nokia in satisfaction of all obligations of the Company under the 1996 Credit Agreement.

On June 30, 1998, the Company and Nokia entered into an agreement ("1998 Credit Agreement") in which Nokia will provide up to an aggregate $150 million in financing to the Company for the purchase of network infrastructure equipment and services from Nokia. Loans under the 1998 Credit Agreement are to be made available in two $75 million tranches. With respect to Tranche A, the Company may borrow up to $75 million until June 30, 1999. Tranche A loans mature on June 30, 1999; however, the maturity date of Tranche A loans may be extended to June 30, 2000, upon written notice and payment of an extension fee by the Company to Nokia. A second $75 million ("Tranche B") becomes available commencing on June 30, 1999, and ending on June 30, 2000, the maturity date of Tranche B loans. The obligations of the Company under the 1998 Credit Agreement are fully and unconditionally guaranteed by TDS at an annual fee rate of 3% (see Note 5 - Long-Term Debt for further discussion). As of December 31, 1998, the Company had $29.5 million available for borrowing under the Tranche A portion of the 1998 Credit Agreement with Nokia.

On September 8, 1998, pursuant to the terms of a Purchase Agreement dated June 1, 1998 (the "Purchase Agreement"), Sonera made a $200 million investment in AOC. Sonera purchased approximately 2.4 million shares of common stock of AOC representing a 19.4% equity interest in AOC. Sonera has the right, subject to adjustment under certain circumstances, to exchange each share of AOC common stock which it owns for 6.72919 Common Shares of Aerial. Upon the exchange of all of the AOC shares, Sonera would own an 18.452% equity interest in Aerial, reflecting a purchase price equivalent to $12.33 per Common Share of Aerial (the "Equivalent Purchase Price"). See Note 4 - Minority Interest for further discussion.

Under the terms of the Purchase Agreement, the Revolving Credit Agreement between the Company and TDS dated August 1, 1995, as amended, pursuant to which the Company owed TDS $665.0 million as of August 31, 1998, was terminated. A new Revolving Credit Agreement between AOC and TDS was substituted, under which AOC was indebted to TDS for $665.0 million as of August 31, 1998.

Aerial Communications, Inc. and Subsidiaries

The new Revolving Credit Agreement provides that the amount of any proceeds raised by the Company or AOC in connection with the sale of equity (see Note 4 - Minority Interest) or debt will be used to reduce the borrowings under the Revolving Credit Agreement as well as reduce the total amount AOC may borrow under the Revolving Credit Agreement. Additionally, any borrowings under the Nokia 1998 Credit Agreement (see Note 5 - Long-Term Debt) concurrently reduces by the same amount the authorized total line of credit available to AOC under the Revolving Credit Agreement. Pursuant to these terms, AOC paid to TDS the $200 million it had received from Sonera to reduce the outstanding balance under the Revolving Credit Agreement.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

On November 3, 1998, TDS approved an amendment to the Revolving Credit Agreement dated August 31, 1998, between TDS and AOC. Under the Revolving Credit Agreement, as amended, AOC may borrow up to a maximum amount (the "Maximum Amount"), less the amount of any debt or equity financing obtained by AOC or the Company, including the amount of any borrowings under the Nokia 1998 Credit Agreement. The Maximum Amount under the amended Revolving Credit Agreement was increased to $650 million in February 1999. The interest rate under the amended Revolving Credit Agreement is equal to the prime rate plus 3%. Interest on the balance due under the amended Revolving Credit Agreement is payable quarterly and no principal is payable until April 2, 2000.

The following table summarizes AOC's borrowing capacity under the Revolving Credit Agreement as of December 31, 1998:


(Dollars in thousands)
----------------------------------------------------------------------
Maximum amount available                                     $ 615,000
Reduced by:
  Vendor financing under the Nokia 1998 Credit Agreement       (45,472)
  Amount outstanding under the Revolving Credit Agreement     (549,943)
----------------------------------------------------------------------
  Net amount available for borrowing                         $  19,585
----------------------------------------------------------------------


In March 1999, TDS agreed to pay the Company $114.5 million as a settlement for tax losses incurred by the Company and utilized by the TDS consolidated tax group. The Company used the funds to repay a portion of the existing AOC Indebtedness to TDS, thereby increasing the amount available under the Revolving Credit Agreement. Accordingly, available funding under the Revolving Credit Agreement is now expected to last through June of 1999. TDS has not committed to any further financing of the Company's operations. It is the intent of TDS and Aerial management to obtain the necessary level of financial support from sources other than TDS to enable the Company to pay its debts as they become due. TDS and Aerial management believe the Company has the ability to obtain that financial support. Sources of additional capital may include vendor financing and public and private equity and debt financings by the Company or its subsidiaries. If sufficient future funding is not available on terms and prices acceptable to the Company, the Company would have to reduce its construction and operating activities or take other actions, which could have a material adverse impact on Company's financial condition and results of operations.

Aerial Communications, Inc. and Subsidiaries

PROPOSED TDS CORPORATE RESTRUCTURING

In December 1997, Aerial received a proposal from TDS to acquire all of the issued and outstanding Common Shares of Aerial not already owned by TDS. The proposal was part of TDS's proposed corporate restructuring which included issuing three new classes of common stock (commonly known as "tracking" stock) and changing the state of incorporation of TDS from Iowa to Delaware. The three new classes of stock were intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

In December 1998, TDS announced the withdrawal of its offer to exchange tracking stock for the outstanding common shares of Aerial which it did not own. TDS also announced that it was pursuing a tax-free spin-off of its 82.3% interest in Aerial, as well as reviewing other alternatives. TDS intends to ask the Internal Revenue Service ("IRS") to rule on the tax-free status of such a distribution. There are a number of conditions that must be met for a spin-off to occur, including receipt of a favorable IRS ruling, final approval by the TDS Board, certain government and third party approvals, and review by the Securities and Exchange Commission ("SEC") of appropriate SEC filings. TDS intends to seek shareholder approval of a proposal to distribute Aerial Series A Common Shares, on a pro-rata basis, to holders of TDS Series A Common Shares; and Aerial Common Shares, on a pro-rata basis, to holders of TDS Common Shares. There can be no assurance that a spin-off will be consummated or that other alternatives will not be pursued. Prior to any spin-off, it is expected that Aerial will seek additional financing so that Aerial would have the appropriate capitalization to operate as a stand-alone entity. In connection with such financing, all or a portion of Aerial's debt to TDS may be converted into equity. See the Liquidity and Capital Resources section for further discussion of the Company's financing.

Following the announcement by TDS in December 1998, that it intended to distribute to its shareholders all of the capital stock of Aerial that it owns, and that Aerial would seek additional financing from sources other than TDS in connection therewith, Sonera contacted TDS to express certain concerns about the announcement. Sonera has asserted that the TDS announcement reflects a change in circumstances that warrant the renegotiation of certain matters related to its investment in AOC, including an adjustment in the Equivalent Purchase Price, and has raised the possibility of litigation in connection therewith. TDS and Aerial intend to attempt to reach a mutually acceptable resolution of the concerns raised by Sonera. There can be no assurance that this matter will not lead to litigation, or that it will not have a material adverse effect on Aerial or on the plans relating to the refinancing and spin-off of Aerial.

MARKET RISK

The Company is subject to market rate risks due to fluctuations in interest rates and equity markets. The majority of the Company's debt is in the form of variable rate notes with original maturities ranging from one to ten years. The Series A and Series B Zero Coupon Notes are fixed rate debt and therefore, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments. The Company does not enter into financial derivatives to reduce its exposure to interest rate risks.

The table below provides the fair value (fair values were estimated using discounted cash flow analyses) and weighted average interest rates of the Company's outstanding debt at December 31, 1998.

                             Amount Maturing           Wtd. Avg.
Expected Maturity Date    (Dollars in thousands)     Interest Rate
-------------------------------------------------------------------

1999                                    --                 --
2000                               595,415              10.33%
2001                                    --                 --
2002                                    --                 --
2003                                    --                 --
Thereafter                         446,220               8.20%
Total                          $ 1,041,635               9.42%
-------------------------------------------------------------------
Fair Value at 12/31/98         $   828,005
-------------------------------------------------------------------

Aerial Communications, Inc. and Subsidiaries

YEAR 2000 ISSUE

The Year 2000 Issue exists because many computer systems and applications abbreviate dates using only two digits, rather than four digits, e.g., "98" rather than "1998". Unless corrected, this shortcut may cause problems when the century date "2000" occurs. On that date, some computer operating systems, applications and embedded technology may recognize the date as January 1, 1900, instead of January 1, 2000. If the Company fails to correct any critical Year 2000 processing problems prior to January 1, 2000, the affected systems may either cease to function or produce erroneous data, which could have material adverse operational and financial consequences.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's management has established a project team to address Year 2000 issues. The Company's plan to address the Year 2000 Issue consists of five general phases: (i) Awareness, (ii) Assessment, (iii) Renovation, (iv) Validation and (v) Implementation.

The awareness phase consists of establishing a Year 2000 Project Team that reports periodically to Aerial's Audit Committee, and developing an overall strategy. A Year 2000 Program Office has been established at the TDS corporate level to coordinate activities of the Year 2000 Project Team, to monitor the current status of individual projects, to report periodically to the TDS Audit Committee, and to promote the exchange of information between all business units to share knowledge and solution techniques. Aerial management has made the Year 2000 Issue a top priority. The Year 2000 effort covers the network and supporting infrastructure for the provision of PCS services; the operational and financial information technology ("IT") systems and applications, such as computer systems that support key business functions such as billing, finance, customer service, procurement and supply; and a review of the Year 2000 compliance efforts of the Company's critical suppliers.

The assessment phase includes the identification of core business areas and processes, analysis of systems and hardware supporting the core business areas and the prioritization of renovation or replacement of systems and hardware that are not Year 2000 compliant. Included in the assessment phase is an analysis of risk management factors such as contingency plans and legal matters. The assessment phase was substantially completed in the last quarter of 1998.

The renovation phase consists of the conversion or replacement of selected platforms, applications, databases and utilities. The renovation of mission critical systems, applications and hardware is scheduled to be substantially completed by the second quarter of 1999.

The validation phase includes testing, verifying and validating the renovated or replaced platforms, applications, databases and utilities. A goal of the validation phase is to conduct independent verification testing of mission critical systems, applications and hardware as well as network and system component upgrades received from suppliers. In addition, selected Year 2000 upgrades are slated to undergo testing in a controlled environment that replicates the current environment and is equipped to simulate the turn of the century and leap year dates. The Cellular Telecommunications Industry Association ("CTIA") has formed a working group to coordinate efforts of various carriers and manufacturers to facilitate in inter-network Year 2000 testing. The Company is monitoring CTIA's testing program. Validation of the Company's mission critical systems, applications and hardware is scheduled to be completed in the third quarter of 1999.

The implementation phase involves migrating the converted and renovated mission critical systems, applications and hardware into production. This phase has been started and is expected to be completed early in the fourth quarter of 1999.

Aerial Communications, Inc. and Subsidiaries

Management cannot provide assurance that its plan to achieve Year 2000 compliance will be successful as it is subject to various risks and uncertainties. The Company's current schedule is subject to change depending on developments that may arise through unforeseen circumstances in the renovation, validation and implementation phases of the Company's compliance efforts. The Company, like most other telecommunications operators, is highly dependent on the telecommunications network vendors to provide compliant hardware, systems and applications, as well as other third parties, including vendors, other telecommunications service providers, government agencies and financial institutions, to deliver reliable services. The Company is dependent on the development of compliant hardware, systems and applications and upgrades by experts, both internal and external, and the availability of critical resources with the requisite skill sets.

Aerial Communications, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's ability to meet its target dates is dependent upon the timely provision of necessary upgrades and modifications by its suppliers and internal resources. In addition, the Company cannot guarantee that third parties on whom it depends for essential services (such as electric utilities, financial institutions and interconnected telecommunications operators, etc.) will convert their critical systems and processes in a timely manner. Failure or delay by any of these parties could significantly disrupt the Company's business, including the provision of PCS services, billing and collection processes, and other areas of the business, and cause a material adverse affect on the Company's results of operations, financial position and cash flow.

The Company's Year 2000 worst-case scenario may involve interruption of telecommunications services and data processing services and/or interruption of customer billing, operating and other information systems. As part of its Year 2000 initiative, the Company is evaluating a variety of adverse scenarios and is in the process of developing contingency and business continuity plans tailored for adverse Year 2000-related occurrences. The contingency and business continuity plans are expected to assess the potential for business disruption in various scenarios, and to provide key operational back-up, recovery and restorational alternatives.

The Company's contingency plan initiatives will include the following: reviewing, assessing and updating existing business recovery plans; identifying teams who will be on call during the millennium change to monitor the network, critical systems, operations centers and business processes to react immediately to facilitate repairs; re-prioritization of mission critical work processes and associated resources; developing alternate processes to support critical customer functions in the event information systems or mechanized processes experience Year 2000 disruptions; working with public saftey agencies to provide alternate methods of emergency communication for the Company's customers and the agencies; establishing replacement/repair parallel paths to provide for repair and readiness of existing systems and components that are scheduled for replacement by the year 2000, in the event the replacement schedules are not met; developing alternate plans for critical suppliers of products/services that fail to meet Year 2000 compliance commitment schedules; developing data retention and recovery procedures to be in place for customer and critical business data to provide pre-millennium backups with on-site as well as off-site data copies. The Company anticipates having these contingency plans in place before December 31, 1999.

The Company estimates that the total costs of its Year 2000 efforts will be approximately $15 million. Through December 31, 1998, the total costs associated with the Year 2000 Issue were approximately $2 million. The timing of expenditures may vary and is not necessarily indicative of readiness efforts or progress to date. Though Year 2000 Project costs will directly impact the reported level of future net income, the Company intends to manage its total cost structure, including deferral of non-critical projects, in an effort to mitigate the impact of Year 2000 Project costs.

Aerial Communications, Inc. and Subsidiaries

The above information, which contains statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, is based on the Company's current best estimates, which were derived using numerous assumptions of future events, including the availability and future costs of certain technological and other resources, third party modification actions and other factors. Given the complexity of these issues and the possibility of unidentified risks, actual results may vary materially from those anticipated and discussed above. Specific factors that might cause such differences include, among others, the availability and cost of personnel trained in this area, the ability to locate and correct all affected computer code, the timing and success of remedial efforts of third party suppliers, and similar uncertainties.

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

IMPORTANT FACTORS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO: CHANGES IN THE OVERALL ECONOMY; CHANGES IN COMPETITION IN THE COMPANY'S MARKETS; ADVANCES IN TELECOMMUNICATIONS TECHNOLOGY; CHANGES IN THE TELECOMMUNICATIONS REGULATORY ENVIRONMENT; PENDING AND FUTURE LITIGATION; AVAILABILITY OF FUTURE FINANCING; UNANTICIPATED CHANGES IN GROWTH IN PCS CUSTOMERS, PENETRATION RATES, CHURN RATES AND THE MIX OF PRODUCTS AND SERVICES OFFERED IN THE COMPANY'S MARKETS; AND UNANTICIPATED PROBLEMS WITH THE YEAR 2000 ISSUE. READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT FACTORS.

Aerial Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------
Year Ended December 31,                                       1998           1997           1996
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

OPERATING REVENUES
 Service                                                    $ 123,640      $  32,307      $     --
 Equipment sales                                               31,514         23,645            --
---------------------------------------------------------------------------------------------------
 Total Operating Revenues                                     155,154         55,952            --
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES
 System operations                                             69,066         30,655            --
 Marketing and selling                                         79,704         45,974            --
 Customer service                                              53,516         20,882            --
 Cost of equipment sold                                        87,715         71,454            --
 General and administrative                                    61,737         58,825         28,843
 Depreciation                                                  75,846         36,045            --
 Amortization of intangibles                                    7,555          4,509            --
 Development costs                                                 --          5,773         15,107
---------------------------------------------------------------------------------------------------
 Total Operating Expenses                                     435,139        274,117         43,950
---------------------------------------------------------------------------------------------------
OPERATING (LOSS)                                             (279,985)      (218,165)       (43,950)
---------------------------------------------------------------------------------------------------
INVESTMENT AND OTHER INCOME
 Minority share of loss                                        23,620             --             --
 Investment (losses)                                             (128)        (2,518)          (304)
 Interest income-affiliate                                        --              95          4,488
 Interest income-other                                            882          2,133          1,158
 Other income                                                     442            269             --
 Gain on sale of PCS licenses                                      --             --          2,582
---------------------------------------------------------------------------------------------------
 Total Investment and Other Income                             24,816            (21)         7,924
---------------------------------------------------------------------------------------------------
(LOSS) BEFORE INTEREST AND INCOME TAXES                      (255,169)      (218,186)       (36,026)
---------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest expense-affiliate                                    62,137         21,558          1,960
 Interest expense-other                                        18,010          5,507            802
---------------------------------------------------------------------------------------------------
 Total Interest Expense                                        80,147         27,065          2,762
---------------------------------------------------------------------------------------------------
(LOSS) BEFORE INCOME TAXES                                   (335,316)      (245,251)       (38,788)
 Income tax expense (benefit)                                   2,579          1,806           (867)
---------------------------------------------------------------------------------------------------
NET (LOSS)                                                  $(337,895)     $(247,057)     $ (37,921)
---------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000s)                               71,723         71,512         67,492
(LOSS) PER COMMON AND SERIES A COMMON SHARE               $   (4.71)     $   (3.45)     $   (0.56)
---------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Aerial Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------
Year Ended December 31,                                      1998           1997           1996
---------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net (Loss)                                               $(337,895)     $(247,057)     $ (37,921)
 Add (Deduct) adjustments to reconcile net (loss)
   to net cash (used) by operating activities:
 Depreciation and amortization                               83,401         40,554          1,934
 Noncash interest expense-Series A and B Notes               16,210          8,341          1,327
 Change in deferred taxes                                     2,579          1,806          2,231
 Investment losses                                              128          2,518            304
 Gain on sale of PCS licenses                                    --             --         (2,582)
 Minority share of loss                                     (23,620)            --             --
 Loss on sale of property and equipment                       3,242             --             --
 Change in accounts receivable-customer                        (174)       (24,030)            --
 Change in income tax refund receivable-affiliate                --             --         12,502
 Change in inventory                                         14,571        (25,949)            --
 Change in accounts payable-affiliates                         (121)           284           (795)
 Change in accounts payable-trade and other                   6,680         30,606          3,491
 Change in accrued interest-affiliate                         1,274          3,665         (1,497)
 Change in other assets and liabilities                       4,924          2,399          3,225
---------------------------------------------------------------------------------------------------
                                                           (228,801)      (206,863)       (17,781)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Borrowings under the Revolving Credit Agreement-TDS        301,709        448,234             --
 Repayments of borrowings under the
   Revolving Credit Agreement-TDS                          (200,000)            --        (60,238)
 Proceeds from minority investor                            200,000             --             --
 Change in note receivable-affiliate                             --             --         28,836
 Issuance of common stock                                     1,002          1,699        195,485
---------------------------------------------------------------------------------------------------
                                                            302,711        449,933        164,083
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property and equipment                        (74,580)      (274,709)      (112,940)
 Change in note receivable                                       --          1,925             --
 Proceeds from sale of PCS licenses                              --             --          2,275
 Proceeds from sale of property and equipment                   711             --             --
 Change in temporary and other investments                     (110)          (558)          (614)
---------------------------------------------------------------------------------------------------
                                                            (73,979)      (273,342)      (111,279)
---------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS            (69)       (30,272)        35,023
CASH AND CASH EQUIVALENTS -
 Beginning of year                                            5,012         35,284            261
---------------------------------------------------------------------------------------------------
 End of year                                              $   4,943      $   5,012      $  35,284
---------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Aerial Communications, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS
-------------------------------------------------------------------------------
December 31,                                              1998           1997
-------------------------------------------------------------------------------
(Dollars in thousands)
CURRENT ASSETS
 Cash and cash equivalents                           $   4,943      $   5,012
 Temporary investments                                      35            197
 Accounts receivable:
   Customers, less allowance of
   $5,875 and $7,252, respectively                      24,204         24,030
   Roaming                                               2,252             --
   Other                                                 1,348            207
 Inventory                                              11,378         25,949
 Prepaid rent                                            3,666          1,630
 Other                                                     898            984
-------------------------------------------------------------------------------
                                                        48,724         58,009
-------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
 In service and under construction                     733,958        642,122
 Less accumulated depreciation                        (112,677)       (38,018)
-------------------------------------------------------------------------------
                                                       621,281        604,104
-------------------------------------------------------------------------------
INVESTMENTS
 Investment in PCS licenses, net of accumulated
  amortization of $12,044 and $4,489, respectively     289,488        297,043
 Other                                                   1,444          1,298
-------------------------------------------------------------------------------
                                                       290,932        298,341
-------------------------------------------------------------------------------
 Deferred costs                                            410            194
-------------------------------------------------------------------------------
TOTAL ASSETS                                         $ 961,347      $ 960,648
-------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Aerial Communications, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------
December 31,                                        1998           1997
---------------------------------------------------------------------------
(Dollars in thousands)
CURRENT LIABILITIES
 Accounts payable:
  Affiliates                                      $   6,727      $     773
  Trade                                              56,097         92,020
 Accrued interest-affiliate                           4,939          3,665
 Accrued compensation                                 5,169          3,414
 Accrued taxes                                        7,015          1,957
 Microwave relocation costs payable                   1,828          7,354
 Other                                                4,349            586
---------------------------------------------------------------------------
                                                     86,124        109,769
---------------------------------------------------------------------------
 REVOLVING CREDIT AGREEMENT-TDS                     549,943        448,234
---------------------------------------------------------------------------
 LONG-TERM DEBT                                     278,010        196,439
---------------------------------------------------------------------------
 DEFERRED TAX LIABILITY-NET                          16,357         13,779
---------------------------------------------------------------------------
 MINORITY INTEREST                                    5,835             --
---------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY
 Common Shares, $1.00 par value; authorized
   100,000,000 shares; issued and outstanding
   31,788,982 and 31,610,605, respectively           31,789         31,611
 Series A Common Shares, $1.00 par value;
   authorized 60,000,000 shares; issued
   and outstanding 40,000,000 shares                 40,000         40,000
 Additional paid-in capital                         584,114        413,746
 Retained deficit                                  (630,825)      (292,930)
---------------------------------------------------------------------------
                                                     25,078        192,427
---------------------------------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 961,347      $ 960,648
---------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Aerial Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------
Year Ended December 31,                   1998          1997          1996
-------------------------------------------------------------------------------
(Dollars in thousands)

COMMON STOCK
 Balance at beginning of year         $      --       $      --      $       1
 Deduct recapitalization                     --               --            (1)
-------------------------------------------------------------------------------
 Balance at the end of year           $      --       $      --      $      --
-------------------------------------------------------------------------------

COMMON SHARES
 Balance at beginning of year         $  31,611       $  31,359      $      --
 Add:
  Recapitalization                           --              --         19,086
  Initial public offering                    --              --         12,250
  Employee benefit plans                    178             252             23
-------------------------------------------------------------------------------
 Balance at end of year               $  31,789       $  31,611      $  31,359
-------------------------------------------------------------------------------

SERIES A COMMON SHARES
 Balance at beginning of year         $  40,000       $  40,000      $      --
 Add recapitalization                        --              --         40,000
-------------------------------------------------------------------------------
 Balance at end of year               $  40,000       $  40,000      $  40,000
-------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of year         $ 413,746       $ 412,299      $ 289,233
 Add (Deduct):
  Recapitalization                           --              --        (59,085)
  Gain on sale of subsidiary stock      169,544              --             --
  Initial public offering                    --              --        183,015
  Capital stock expense                      --              --         (1,061)
  Employee benefit plans                    824           1,447            197
-------------------------------------------------------------------------------
 Balance at the end of year           $ 584,114       $ 413,746      $ 412,299
-------------------------------------------------------------------------------

RETAINED DEFICIT
 Balance at beginning of year         $(292,930)      $ (45,873)     $  (7,952)
 Net (Loss)                            (337,895)       (247,057)       (37,921)
-------------------------------------------------------------------------------
 Balance at end of year               $(630,825)      $(292,930)     $ (45,873)
-------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Aerial Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. PROPOSED TDS CORPORATE RESTRUCTURING
In December 1997, Aerial Communications, Inc. ("Aerial" or the "Company") received a proposal from Telephone and Data Systems, Inc. ("TDS") to acquire all of the issued and outstanding Common Shares of Aerial not already owned by TDS. The proposal was part of TDS's proposed corporate restructuring which included issuing three new classes of common stock and changing the state of incorporation of TDS from Iowa to Delaware. The three new classes of stock were intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses.

In December 1998, TDS announced the withdrawal of its offer to exchange tracking stock for the outstanding common shares of Aerial which it did not own. TDS also announced that it was pursuing a tax-free spin-off of its 82.3% interest in Aerial, as well as reviewing other alternatives. TDS intends to ask the Internal Revenue Service ("IRS") to rule on the tax-free status of such a distribution. There are a number of conditions that must be met for a spin-off to occur, including a receipt of a favorable IRS ruling, final approval by the TDS Board, certain government and third party approvals, and review by the Securities and Exchange Commission ("SEC") of appropriate SEC filings. TDS intends to seek shareholder approval of a proposal to distribute Aerial Series A Common Shares, on a pro-rata basis, to holders of TDS Series A Common Shares; and Aerial Common Shares, on a pro-rata basis, to holders of TDS Common Shares. There can be no assurance that a spin-off will be consummated or that other alternatives will not be pursued. Prior to any spin-off, it is expected that Aerial will seek additional financing so that Aerial would have the appropriate capitalization to operate as a stand-alone entity. In connection with such financing, all or a portion of Aerial's debt to TDS may be converted into equity. See also Note 11--Contingency for discussion of the concerns raised by Sonera Ltd. about the spin-off announcement made by TDS, which has raised the possibility of litigation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) NATURE OF OPERATIONS
Aerial is an 82.3%-owned subsidiary of TDS. The Company was incorporated in Delaware on July 23, 1991, as American Portable Telecommunications, Inc. and changed its name to American Portable Telecom, Inc. ("APTI") effective January 18, 1996. On November 12, 1996, the Company changed its name to Aerial Communications, Inc.

The Company was formed to acquire Personal Communications Services ("PCS") licenses, construct PCS networks in its Major Trading Areas ("MTAs") and offer wireless PCS communications services in these areas. The Company acquired its licenses in the Federal Communications Commission ("FCC") broadband Block A and Block B PCS auction (the "PCS auction") which concluded in March 1995. The Company acquired licenses in the Columbus (Ohio), Houston (Texas), Kansas City (Missouri), Minneapolis (Minnesota), Pittsburgh (Pennsylvania), and Tampa-St. Petersburg-Orlando (Florida) MTAs covering approximately 27.7 million population equivalents ("POPs"). As of December 31, 1998, the Company had approximately 311,900 customers.

(B) DEVELOPMENT STAGE ENTERPRISE
Effective with the second quarter of 1997, the Company ceased to be a development stage enterprise and presents its 1998 and 1997 results of operations, cash flows and financial position in a manner similar to other operating enterprises within the industry.

Aerial Communications, Inc. and Subsidiaries

(C) PRINCIPLES OF CONSOLIDATION
The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles. The consolidated financial statements include the accounts of Aerial Communications, Inc. and its 80.6% interest in Aerial Operating Company, Inc. ("AOC"). The MTAs are wholly-owned subsidiaries of AOC. All material intercompany balances and transactions have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts reported in prior years have been reclassified to conform to the current year presentation.

(D) REVENUE RECOGNITION AND INVENTORY
Revenues from operations consist of charges to customers for monthly access, airtime, value-added services, outcollect roaming and long-distance charges. Revenues are recognized as the services are rendered. Unbilled revenues, resulting from PCS services provided from the billing cycle date to the end of each month, are estimated and recorded

Revenues from operations also consist of equipment sales to retailers, independent agents and end user customers. Revenues from equipment sales are recognized upon the shipment of goods to retailers and independent agents or upon sale through direct distribution channels to end user customers.

Handset inventory is stated at current replacement cost.

(E) ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising costs totaled $25.8 million, $21.1 million and $1.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. Prior to launching service, the Company was a development stage enterprise and advertising costs were included in development costs.

(F) PENSION PLAN
Effective July 1, 1995, the Company began providing pension benefits for its employees under a qualified, noncontributory, defined contribution pension plan. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $611,000, $326,000 and $72,000 in 1998, 1997 and 1996, respectively.

(G) CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND MARKETABLE SECURITIES Cash and cash equivalents consists of cash on hand and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of greater than three but less than twelve months are classified as temporary investments. Temporary investments are stated at cost. The Company's investments in marketable non-equity securities, included in other investments, are stated at amortized cost, have maturities of one to five years and are classified as held-to-maturity.

The carrying amounts of cash and cash equivalents and temporary investments approximate fair value due to the short-term nature of these investments. The amortized cost of the marketable non-equity securities approximate their aggregate fair value.

Aerial Communications, Inc. and Subsidiaries

(H) PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation is provided based on the straight-line method over the estimated useful lives of the respective assets, generally ten years for network assets and five years for information system assets and office equipment. Leasehold improvements are amortized over ten years or the lease term, whichever is shorter.

Property and equipment (including work in process) consists of:

---------------------------------------------------------
December 31,                        1998           1997
---------------------------------------------------------
(Dollars in thousands)

 Cell sites and equipment       $ 484,638      $ 442,308
 Switching equipment              114,470         91,598
 Information systems              108,279         83,950
 Office equipment                  18,247         15,800
 Leasehold improvements             8,324          8,466
---------------------------------------------------------
                                  733,958        642,122
---------------------------------------------------------
 Accumulated depreciation        (112,677)       (38,018)
---------------------------------------------------------
 Property and equipment-net     $ 621,281      $ 604,104
---------------------------------------------------------

Gains and losses on the disposition of property and equipment are included in operating expenses.

(I) WORK IN PROCESS
Work in process includes expenditures for the design, construction and testing of the Company's PCS networks as well as the cost to relocate dedicated private microwave links currently operating in the Company's spectrum in its MTAs. Work in process also includes the costs associated with developing information systems. The Company capitalizes interest on such expenditures where appropriate. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category.

(J) INVESTMENT IN PCS LICENSES
Investment in PCS licenses is recorded at historical cost, which includes the purchase price of the licenses acquired by the Company in the PCS auction plus capitalized interest of $16.6 million incurred while readying the licenses in the Company's MTAs for use. The Company recorded capitalized interest through December 31, 1995, when TDS contributed approximately $289.2 million in equity capital to the Company for the original cost of its licenses. The Company began amortizing the licenses straight-line over 40 years upon commencement of service in each respective MTA. Accumulated amortization on the licenses at December 31, 1998 and 1997, totaled $12.0 million and $4.5 million, respectively.

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

Aerial Communications, Inc. and Subsidiaries

(L) (LOSS) PER COMMON AND SERIES A COMMON SHARE
(Loss) per Common and Series A Common Share was computed based on the weighted average of Common and Series A Common Shares outstanding during the period, adjusted to give retroactive effect to the recapitalization in conjunction with the Company's 1996 initial public offering ("IPO"), as if this transaction had occurred at January 1, 1996 (see Note 9 - Common Stock).

Aerial Communications, Inc. and Subsidiaries

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," effective December 31, 1997. The implementation of SFAS No. 128 had no effect on reported (Loss) per Common and Series A Common Share due to the current Net (Loss). In 1998, 1997 and 1996, respectively, 1.7 million, 1.4 million and 0.3 million stock options were not included in computing diluted (Loss) per Common and Series A Common Share because their effects were antidilutive.

(M) SUPPLEMENTAL CASH FLOW DISCLOSURES
The following summarizes interest and income taxes paid and certain noncash transactions.

--------------------------------------------------------------------------------
Year Ended December 31,                          1998        1997        1996
--------------------------------------------------------------------------------
(Dollars in thousands)

 Income tax benefits - cash payments
   from TDS resulting from taxable losses
   generated by the Company in prior years     $    --     $    --     $15,598
 Interest paid to non-affiliates                 1,911         428       1,107
 Interest and guarantee fees paid to TDS
   or converted to debt under the
   Revolving Credit Agreement                  $57,219     $24,297     $ 3,496
--------------------------------------------------------------------------------

In 1998, $71.5 million in additions to property and equipment (amounts in service and work in process, collectively) were financed through long-term debt and accounts payable-affiliate. In 1997, $113.0 million in additions to property and equipment were financed through a combination of long-term debt, accounts payable-trade, microwave relocation costs payable and prepaid network infrastructure costs. In 1996, $199.6 million in additions to property and equipment and prepaid network infrastructure costs were financed through a combination of long-term debt, accounts payable-trade and other, and microwave relocation costs payable.

In 1998, the Company incurred interest charges totaling $80.2 million. In 1998, the interest charges were comprised of $55.4 million paid to TDS relating to the Revolving Credit Agreement (see Note 6 - Revolving Credit Agreement), $6.7 million paid to TDS for guarantee fees on the Series A and Series B Zero Coupon Notes and obligations under the Nokia 1998 and 1996 Credit Agreements (see Note 5 - Long-Term Debt), $1.0 million paid to Nokia for interest charges relating to the 1998 Credit Agreement, $16.2 million in accrued interest on the Series A and Series B Zero Coupon Notes, and $0.9 million in other interest charges. Of these amounts, the Company capitalized $0.1 million relating to its work in process expenditures. The remaining $80.1 million was charged to expense.

In 1997, the Company incurred interest charges totaling $33.1 million. In 1997, the interest charges were comprised of $21.0 million paid to TDS relating to the Revolving Credit Agreement (see Note 6 - Revolving Credit Agreement), $3.3 million paid to TDS for guarantee fees on the Series A Zero Coupon Notes and obligations under the Nokia 1996 Credit Agreement (see Note 5 - Long-Term Debt), $0.4 million paid to Nokia for interest charges relating to the 1996 Credit Agreement, $8.3 million in accrued interest on the Series A Zero Coupon Notes, and $0.1 million in other interest charges. Of these amounts, the Company capitalized $6.0 million relating to its work in process expenditures. The remaining $27.1 million was charged to expense.

Aerial Communications, Inc. and Subsidiaries

In 1996, the Company incurred interest charges of $4.0 million. The interest charges were comprised of $2.0 million paid to TDS relating to the Revolving Credit Agreement, $0.6 million paid to TDS for guarantee fees on the Series A Zero Coupon Notes and obligations under the Nokia 1996 Credit Agreement, $70,000 paid to Nokia for interest charges relating to the 1996 Credit Agreement and $1.3 million in accrued interest on the Series A Zero Coupon Notes. Of these amounts, the Company capitalized $1.2 million relating to its work in process expenditures. The remaining $2.8 million was charged to expense.

Aerial Communications, Inc. and Subsidiaries

(N) NEW ACCOUNTING PRONOUNCEMENTS
In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive Income (Loss) equals Net (Loss) for the year ended December 31, 1998.

The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1 "Accounting for Computer Software Developed for or Obtained for Internal Use," which became effective January 1999. To eliminate the diversity in practice in accounting and improve financial reporting, SOP 98-1 provides guidance for accounting for software developed for internal use. Management does not anticipate that the effect on results of operations and financial position will be material.

The AICPA issued SOP 98-5 "Reporting on the Costs of Start-up Activities," which became effective January 1999. SOP 98-5 requires that costs of start-up activities, including organizational costs, should be charged to operations as incurred. Management believes SOP 98-5 will have no effect on results of operations and financial position.

3. INCOME TAXES
The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. The Company and TDS are parties to a Tax Allocation Agreement (the "Agreement"). The Agreement provides that the Company and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial reporting purposes, the Company computes its federal income taxes as if it were filing a separate return as its own affiliated group and is not included in the TDS group. Under the Agreement the Company may carry forward any losses and credits, and use them to offset income tax liabilities to TDS if any arise in the future. See Note 10--Subsequent
Event for further discussion of the Agreement.

The Company records all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Income tax provisions are summarized below:

------------------------------------------------------------------------------
Year ended December 31,                        1998        1997        1996
------------------------------------------------------------------------------
(Dollars in thousands)
 Federal income tax provision (benefit):
   Current                                   $    --     $    --     $(3,098)
   Deferred                                    2,078       1,561       1,671
 State income tax provision:
   Current                                        --          --          --
   Deferred                                      501         245         560
------------------------------------------------------------------------------
 Income tax expense (benefit)                $ 2,579     $ 1,806     $  (867)
------------------------------------------------------------------------------

Aerial Communications, Inc. and Subsidiaries

The temporary differences which gave rise to significant portions of the net deferred tax liability were as follows:

------------------------------------------------------------------
Year ended December 31,                     1998           1997
------------------------------------------------------------------
(Dollars in thousands)
 Deferred tax asset:
   Net operating loss carryforwards     $ 357,460      $ 171,896
   Less: valuation allowance             (277,782)      (129,412)
------------------------------------------------------------------
 Total deferred tax asset               $  79,678      $  42,484
------------------------------------------------------------------
 Deferred tax liability:
   Licenses                             $  24,060      $  19,025
   Property and equipment                  39,364         19,004
   Partnership investment                  13,967          9,235
   Minority share of loss                   9,934           --
   Deferred charges-interest                5,273          6,088
   Other                                    3,437          2,911
------------------------------------------------------------------
 Total deferred tax liability           $  96,035      $  56,263
------------------------------------------------------------------
 Net deferred tax liability             $  16,357      $  13,779
------------------------------------------------------------------

The Company records a deferred tax asset associated with net operating loss carryforwards and then assesses the need for any valuation allowance associated with those carryforwards. At December 31, 1998, the federal net operating loss carryforward available to offset future taxable income is $802.4 million (generating a $280.8 million deferred tax asset) and expires between 2012 and 2018. The amount of state net operating loss carryforward available to offset future taxable income, primarily of the individual MTAs which generated the loss, is $1,086.2 million (generating a $76.7 million deferred tax asset) and expires between 2000 and 2018.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1998, the valuation allowance increased $148.4 million primarily due to the Company's increased net operating losses.

The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:

----------------------------------------------------------------------------------------------
Year ended December 31,                                       1998         1997         1996
----------------------------------------------------------------------------------------------
 Statutory federal income tax rate                            35.0%        35.0%        35.0%
 State income taxes, net of federal benefit                   (0.1)        (0.1)        (0.9)
 Effects of valuation allowance on deferred tax asset        (35.7)       (35.6)       (29.7)
 Other                                                          --           --         (2.2)
----------------------------------------------------------------------------------------------
 Effective income tax rate                                    (0.8)%       (0.7)%        2.2%
----------------------------------------------------------------------------------------------

4. MINORITY INTEREST
On September 8, 1998, pursuant to the terms of a Purchase Agreement dated June 1, 1998, Sonera Ltd. ("Sonera"), formerly Telecom Finland Ltd., made a $200 million investment in AOC, a then wholly -owned subsidiary of the Company. Sonera purchased approximately 2.4 million shares of common stock of AOC at a price of approximately $83 per share representing a 19.4% equity interest in AOC. The sale of the AOC Common Shares was recorded at a fair market value which was more than the Company's book value investment in AOC. The Company adjusted its book value investment in AOC as a result of this sale and increased additional paid-in capital $169.5 million in 1998.

Aerial Communications, Inc. and Subsidiaries

Sonera's equity ownership amount in AOC is subject to adjustment based on Aerial's 20-day average stock price during the three years commencing September 8, 1998. Depending on the level of increase in the stock price, Sonera's ownership amount in AOC could decline to approximately 15%. In addition, after five years Sonera's equity in AOC becomes incrementally exchangeable for equity in Aerial or, in certain circumstances, incrementally exchangeable for equity in TDS or cash or any combination of the foregoing. See also Note 11--Contingency for discussion of the concerns raised by Sonera about the spin-off announcement made by TDS, which has raised the possibility of litigation.

Minority share of loss of $23.6 million represents Sonera's share of AOC's consolidated net loss from September 8, 1998 (the closing date) to December 31, 1998.

5. LONG-TERM DEBT
Nokia Telecommunications Inc. ("Nokia") agreed to provide the Company with up to $200 million in financing for digital radio channel and switching infrastructure equipment through a Credit Agreement with the Company dated June 19, 1996 ("1996 Credit Agreement"). In accordance with the provisions of the 1996 Credit Agreement, the Company issued, in tranches, 10-year unsecured zero coupon promissory notes, the proceeds of which were paid to Nokia in satisfaction of borrowings by the Company under the 1996 Credit Agreement. On November 4, 1996, the Company issued $226.2 million in aggregate principal amount at maturity of Series A Zero Coupon Notes ("Series A Notes") due in 2006. On February 5, 1998, the Company issued $220.0 million in aggregate principal amount at maturity of Series B Zero Coupon Notes ("Series B Notes") due in 2008 (representing the final issuance of zero coupon notes under the 1996 Credit Agreement). The aggregate issue price of the Series A and Series B Zero Coupon Notes was $200 million. The proceeds were paid to Nokia in satisfaction of all then outstanding and future obligations of the Company up to $200 million under the 1996 Credit Agreement.

On June 30, 1998, the Company and Nokia entered into an agreement ("1998 Credit Agreement") in which Nokia will provide up to an aggregate $150 million in financing to the Company for the purchase of network infrastructure equipment and services from Nokia. Loans under the 1998 Credit Agreement are to be made available in two $75 million tranches. With respect to Tranche A, the Company may borrow up to $75 million until June 30, 1999. Tranche A loans mature on June 30, 1999; however, the maturity date of Tranche A loans may be extended to June 30, 2000, upon written notice and payment of an extension fee by the Company to Nokia. A second $75 million ("Tranche B") becomes available commencing on June 30, 1999, and ending on June 30, 2000, the maturity date of Tranche B loans. Interest under the 1998 Credit Agreement is payable monthly at a per annum rate equal to the 30-day London Interbank Offered Rate ("LIBOR") plus 0.25% (the "Eurodollar margin"). The Eurodollar margin on any Tranche A loans with an extended maturity date is subject to adjustment based on ratings for TDS long-term senior unsecured debt.

The Series A and Series B Notes are unsecured obligations of the Company and rank in the same priority with all other unsecured and unsubordinated indebtedness of the Company. The Series A and Series B Notes and obligations of the Company under the 1998 Credit Agreement are fully and unconditionally guaranteed by TDS at an annual fee rate of 3%. Guarantee fees owed TDS are payable semiannually. The Series A and Series B Notes are subject to optional redemption by the Company after five years from the date of issuance at redemption prices which reflect the original issue discount accreted since issuance.

Aerial Communications, Inc. and Subsidiaries

Of the $278.0 million in long-term debt at December 31, 1998, $45.5 million represents borrowings under the 1998 Credit Agreement, with the balance representing the Series A and Series B Zero Coupon Notes, including accreted interest.

At December 31, 1997, the Company had a balance of $196.4 million in long-term debt which consisted of $112.1 million related to the Series A Notes and $84.3 million in obligations under the Nokia 1996 Credit Agreement.

Aerial Communications, Inc. and Subsidiaries

The $121.2 million carrying value of the Company's Series A Notes is less than its fair value, estimated to be $124.9 million. The $111.3 million carrying value of the Company's Series B Notes is greater than its fair value, estimated to be $107.7 million. The fair values were estimated using discounted cash flow analyses. The $45.5 million carrying value of the Company's obligations under the 1998 Credit Agreement approximates the fair value of the obligations, as the 1998 Credit Agreement is variable rate debt with the interest rate based on the 30-day LIBOR plus 0.25%.

6. REVOLVING CREDIT AGREEMENT
The Company entered into a Revolving Credit Agreement with TDS on August 1, 1995, under which all of the outstanding obligations of the Company to TDS are incorporated. Under the terms of the Sonera Purchase Agreement, the Revolving Credit Agreement between the Company and TDS, pursuant to which the Company owed TDS $665.0 million as of August 31, 1998, was terminated. A new Revolving Credit Agreement, between AOC and TDS was substituted, under which AOC was indebted to TDS for $665.0 million as of August 31, 1998.

The new Revolving Credit Agreement between AOC and TDS provides that the amount of any proceeds raised by the Company or AOC in connection with the sale of equity (see Note 4 - Minority Interest), or debt will be used to reduce the borrowings under the Revolving Credit Agreement as well as reduce the total amount AOC may borrow under the Revolving Credit Agreement. Additionally, any borrowings under the Nokia 1998 Credit Agreement (See Note 5 - Long-Term Debt) concurrently reduces by the same amount the authorized total line of credit available to AOC under the Revolving Credit Agreement. Pursuant to these terms, AOC paid to TDS the $200 million it had received from Sonera to reduce its borrowings under the Revolving Credit Agreement.

On November 3, 1998, TDS approved an amendment to the Revolving Credit Agreement dated August 31, 1998, between TDS and AOC. Under the Revolving Credit Agreement, as amended, AOC will be permitted to borrow up to a maximum amount (the "Maximum Amount"), less the amount of any debt or equity financing obtained by AOC or the Company, including the amount of any borrowings under the Nokia 1998 Credit Agreement. The Maximum Amount under the amended Revolving Credit Agreement was increased to $650 million in February 1999. The interest rate under the amended Revolving Credit Agreement is equal to the prime rate plus 3%. Interest on the balance due under the amended Revolving Credit Agreement is payable quarterly and no principal is payable until April 2, 2000. The following table summarizes AOC's borrowing capacity under the Revolving Credit Agreement as of December 31, 1998:


(Dollars in thousands)
----------------------------------------------------------------------------
 Maximum amount available                                          $ 615,000
 Reduced by :
   Vendor financing under the Nokia 1998 Credit Agreement            (45,472)
   Amount outstanding under the Revolving Credit Agreement          (549,943)
----------------------------------------------------------------------------
 Net amount available for borrowing                                $  19,585
----------------------------------------------------------------------------

See Note 10--Subsequent Event for further discussion of the Revolving Credit Agreement.

The $549.9 million carrying value of the Company's borrowings under the Revolving Credit Agreement approximates the fair value of the borrowings, as the Revolving Credit Agreement is variable rate debt with the interest rate based on the prime lending rate.

Aerial Communications, Inc. and Subsidiaries

7. RELATED PARTY TRANSACTIONS
The Company is billed for all services it receives from TDS and its subsidiaries, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to the Company and on allocations of common expenses. Such allocations are

Aerial Communications, Inc. and Subsidiaries

based on the relationship of the Company's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to the Company are reflected in the accompanying financial statements on a basis which is representative of what they would have been if the Company operated on a stand alone basis. Billings to the Company from TDS totaled $8.6 million, $3.9 million and $2.0 million during 1998, 1997 and 1996, respectively.

In 1998, TDS developed a new payroll system for all of its subsidiaries, including the Company. Also in 1998, the Company and TDS developed a new inventory system for Aerial and its subsidiaries. The Company recorded approximately $6.1 million related to these systems in property and equipment.

In 1996, TDS completed development of a new financial reporting system for all of its subsidiaries, including the Company. The Company recorded approximately $2.4 million related to this system in property and equipment.

In 1997 and 1996, the Company deposited its excess cash in a cash management program administered by TDS. Deposits made into the program were generally available to the Company with interest each month equal to 30-day commercial paper rates plus 0.25%.

Subject to the completion of TDS's proposed spin-off of the Company, certain intercompany agreements between TDS and Aerial could be terminated. See
Note 1-- Proposed TDS Corporate Restructuring for further discussion.

8. COMMITMENTS
The costs of development, construction, start-up and post-launch activities of the Company require substantial capital. From inception through December 31, 1998, the Company had expended approximately $304.4 million for its six licenses, including capitalized interest, approximately $739.1 million for all other capital expenditures and incurred cumulative net losses of $630.8 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during 1999 as it continues to build its PCS customer base. The Company estimates that its aggregate capital requirements for 1999 will total approximately $335 million, with $130 million needed for capital additions and $205 million needed to fund operations (including an aggregate $80 million in interest expense and guarantee fees payable to TDS).

On December 31, 1998, the Company had orders totaling approximately $3.9 million with Nokia for infrastructure equipment. Also on December 31, 1998, the Company had orders totaling approximately $9.1 million with various handset vendors for handsets and accessories.

The Company and its subsidiaries have leases for certain office facilities, warehouses, retail store locations and cell sites which are classified as operating leases. For the years ended December 31, 1998, 1997 and 1996, rent expense for non-cancelable operating leases was $21.5 million, $10.3 million and $2.1 million, respectively; and for cancelable leases, $0.3 million, $1.1 million and $0.5 million, respectively. On December 31, 1998, the aggregate minimum rental commitments under non-cancelable operating leases for the years 1999 through 2003 and 2004, and thereafter, are approximately $20.5 million, $20.1 million, $18.6 million, $11.5 million, $6.0 million and $14.3 million, respectively.

Aerial Communications, Inc. and Subsidiaries

9. COMMON STOCK
Tax-Deferred Savings Plan
Effective July 1, 1995, the Company adopted the TDS Tax-Deferred Savings Plan (the "Savings Plan"), a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. As amended on August 15, 1996, participating employees have the option of

Aerial Communications, Inc. and Subsidiaries

investing their contributions in Aerial Common Shares, TDS Common Shares, United States Cellular Corporation (a subsidiary of TDS) Common Shares or five non-affiliated funds. The Company has reserved 600,000 Common Shares for issuance under the Savings Plan. Employer matching contributions are made in Aerial Common Shares. Aerial issued 73,815, 184,533 and 23,460 Common Shares in 1998, 1997 and 1996, respectively, in connection with the Savings Plan.

STOCK-BASED COMPENSATION PLANS
The Company accounts for stock options and its employee stock purchase plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No compensation costs have been recognized for the employee stock purchase plan. Some options granted in 1998 and 1997 had exercise prices that were less than the quoted market price of the Company's stock on the date they were granted. In accordance with APB 25, compensation expense of $20,000 and $26,000 was recorded related to these options in 1998 and 1997, respectively.

Had compensation expense for all plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's Net (Loss) and
(loss) per share would have been increased to the following pro forma amounts:

--------------------------------------------------------------------------------------
                                              1998             1997            1996
--------------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)
Net (Loss)
  As Reported                          $  (337,895)     $  (247,057)     $  (37,921)
  Pro Forma                            $  (340,382)     $  (250,957)     $  (38,323)
Basic and diluted (loss) per share
  As Reported                          $     (4.71)     $     (3.45)     $    (0.56)
  Pro Forma                            $     (4.75)     $     (3.51)     $    (0.57)
--------------------------------------------------------------------------------------

A summary of the status of the Company's stock option plan at December 31, 1998, 1997 and 1996, and changes during the years then ended is presented in the table and narrative below:

                                                                                      Weighted Average
                                                                      ------------------------------------------------
                                                  Number of Shares    Option Prices    Fair Values    Contractual Life
----------------------------------------------------------------------------------------------------------------------
 Outstanding January 1, 1996
 Granted                                             310,305           $    17.00      $   7.41
----------------------------------------------------------------------------------------------------------------------
 Outstanding December 31, 1996
 (61,397 exercisable at $17.00)                      310,305           $    17.00                        9.33 Years
 Granted                                           1,137,435           $     9.46       $  4.42
 Exercised                                            (2,553)          $     4.94
 Forfeited                                           (56,450)          $    14.44
----------------------------------------------------------------------------------------------------------------------
 Outstanding December 31, 1997
 (633,030 exercisable from $4.94 to $17.00)        1,388,737           $    10.95                        8.51 Years
 Granted                                             678,861           $     5.85       $  3.46
 Exercised                                           (30,873)          $     4.94
 Forfeited                                          (316,764)          $    10.45
----------------------------------------------------------------------------------------------------------------------

 Outstanding December 31, 1998
 (1,019,192 exercisable from $3.71 to $17.00)      1,719,961           $     9.13                        7.69 Years

Aerial Communications, Inc. and Subsidiaries

EMPLOYEE STOCK OPTIONS
Effective April 25, 1996, the Company began providing long-term incentive benefits for its senior managers by adopting the Aerial Communications, Inc. Long-Term Incentive Plan (the "Stock Option Plan"). The Company has reserved 3 million Common Shares for option grants. Aerial employees were issued 6,450 Common Shares in 1998 and 767 Common Shares in 1997 in connection with the Stock Option Plan. The options are exercisable over a specified period not in excess of ten years from the date they are granted. Most options expire 10 years after the grant date, or 30 days after the date of the employee's termination of employment, if earlier. Most options vest annually over three to five years from December 15, 1996, through December 15, 2000. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk free interest rates of 5.20%, 6.59% and 5.53%; dividend yield of 0%; expected lives of 8.8 years, 9.4 years and 7.4 years; and volatility of 58.17%, 51.32% and 26.36%.

EMPLOYEE STOCK PURCHASE PLAN
The Company adopted the 1996 APTI Employee Stock Purchase Plan (the "Stock Purchase Plan") effective October 1, 1996. The Company has reserved 200,000 Common Shares for sale to the employees of the Company and its subsidiaries in connection with the Stock Purchase Plan. Shares can be purchased twice a year and the price per share is 85% of the stock's closing price on designated purchase dates. The last purchase date under the Stock Purchase Plan was September 30, 1998. Aerial employees were issued 93,996 Common Shares in 1998 and 59,822 Common Shares in 1997 in connection with the Stock Purchase Plan. The fair value of the employees' purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998 and 1997, respectively: risk free interest rate of 4.99% and 6.21%; dividend yield 0%; expected life of 1.8 and 0.8 years; and volatility of 51.59% and 51.18%. The weighted average fair value of the employees purchase rights were $1.94 in 1998 and $2.08 in 1997.

NON-EMPLOYEE DIRECTOR COMPENSATION
In April 1997, the Company established the Compensation Plan For Non-Employee Directors (the "Compensation Plan"). Under the Compensation Plan, the Company's independent directors are to be paid an annual fee of $20,000 that is payable half in cash and half in Company stock. The number of Common Shares to be delivered to each independent director is based upon the average market value of the Company's stock for a certain period prior to the date of the Annual Shareholder's Meeting. The Company has reserved 20,000 Common Shares for issuance to the Company's independent directors under the Compensation Plan. The Company issued 4,116 and 6,003 shares to non-employee directors under this plan in 1998 and 1997, respectively.

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

Aerial Communications, Inc. and Subsidiaries

RECAPITALIZATION
On March 28, 1996, TDS, as the sole shareholder of the Company at such time, executed a consent to action in lieu of a meeting, voting all 1,000 shares of common stock of the Company then outstanding for the approval of a Restated Certificate of Incorporation of the Company. Such Restated Certificate of Incorporation authorized (a) 100 million Common Shares, $1.00 par value per share; (b) 60 million Series A Common Shares, $1.00 par value per share; (c) 60 million Series B Common Shares, $1.00 par value per share; and (d) 10 million Preferred Shares, $1.00 par value per share. Upon the filing of the Restated Certificate of Incorporation with the Secretary of State of the

Aerial Communications, Inc. and Subsidiaries

State of Delaware on April 19, 1996, the 1,000 shares of common stock of the Company theretofore held by TDS were converted into 19.1 million Common Shares and 40 million Series A Common Shares of the Company.

SERIES A COMMON SHARES
Series A Common Shares are convertible on a share-for-share basis into Common Shares and are entitled to 15 votes per share. No Series A Common Shares were converted during 1998, 1997 or 1996. As of December 31, 1998, all of the Company's outstanding Series A Common Shares were held by TDS.

10. SUBSEQUENT EVENT
On March 12, 1999, the TDS and Aerial boards of directors approved a tax settlement agreement calling for payment of $114.5 million from TDS to Aerial under the September 8, 1998 Tax Allocation Agreement. The settlement covers tax losses incurred by Aerial and used by TDS for the period commencing January 1, 1996 and ending with the date of the proposed spin-off of Aerial, currently planned for the third quarter of 1999. The above payment, made on March 15, 1999, was used to pay down the outstanding balance under the Revolving Credit Agreement.

11. CONTINGENCY
Following the announcement by TDS in December 1998, that it intended to distribute to its shareholders all of the capital stock of Aerial that it owns, and that Aerial would seek additional financing from sources other than TDS in connection therewith, Sonera contacted TDS to express certain concerns about the announcement. Sonera has asserted that the TDS announcement reflects a change in circumstances that warrant the renegotiation of certain matters related to its investment in AOC, including an adjustment in the Equivalent Purchase Price, and has raised the possibility of litigation in connection therewith. TDS and Aerial intend to attempt to reach a mutually acceptable resolution of the concerns raised by Sonera. There can be no assurance that this matter will not lead to litigation, or that it will not have a material adverse effect on Aerial or on the plans relating to the refinancing and spin-off of Aerial.

12. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                        Quarter Ended
 Quarter Ended                                        March 31       June 30      Sept. 30       Dec. 31
--------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

1998
 Operating revenues                                   $ 30,746      $ 36,688      $ 38,438      $ 49,382
 Operating (Loss)                                      (69,313)      (67,462)      (60,607)      (82,603)
 Net (Loss)                                            (86,921)      (89,474)      (79,137)      (82,363)
 Weighted average Common and
   Series A Common Shares (000)                         71,636        71,730        71,735        71,789
 (Loss) per Common and
   Series A Common Share                              $  (1.21)     $  (1.25)     $  (1.10)     $  (1.15)

1997
 Operating revenues                                   $   --        $  7,143      $ 18,648      $ 30,161
 Operating (Loss)                                      (21,614)      (51,633)      (64,537)      (80,381)
 Net (Loss)                                            (22,340)      (55,475)      (76,598)      (92,644)
 Weighted average Common and
   Series A Common Shares (000)                         71,384        71,499        71,559        71,604
 (Loss) per Common and
   Series A Common Share                              $  (0.31)     $  (0.78)     $  (1.07)     $  (1.29)
--------------------------------------------------------------------------------------------------------

Aerial Communications, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------
Year Ended or at December 31,                             1998           1997           1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

OPERATING FINANCIAL DATA
 Operating Revenues                                   $ 155,154      $  55,952      $      --      $      --      $    --
 Operating (Loss)                                      (279,985)      (218,165)       (43,950)        (7,562)        (1,977)
 Minority share of loss                                  23,620             --             --             --             --
 Investment (losses)                                       (128)        (2,518)          (304)            --             --
 Interest income-affiliate                                 --               95          4,488             --             --
 Interest income-other                                      882          2,133          1,158             49              2
 Other income                                               442            269             --             --             --
 Gain on sale of PCS licenses                                --             --          2,582             --             --
 Interest expense-affiliate                              62,137         21,558          1,960          1,051             50
 Interest expense-other                                  18,010          5,507            802             --             --
 (Loss) Before Income Taxes                            (335,316)      (245,251)       (38,788)        (8,564)        (2,025)
 Net (Loss)                                           $(337,895)     $(247,057)     $ (37,921)     $  (6,468)     $  (1,283)
 Weighted Average Common
    and Series A Common Shares (000)(1)                  71,723         71,512         67,492         59,086         59,086
 (Loss) per Common
    and Series A Common Share                         $   (4.71)     $   (3.45)     $   (0.56)     $   (0.11)     $   (0.02)
 Dividends per Common
    and Series A Common Share                         $      --        $    --      $      --      $      --      $      --

BALANCE SHEET
 Working capital                                      $ (37,400)     $ (51,566)     $ (80,347)     $  33,141      $     149
 Property & Equipment (Net)                             621,281        604,104        252,423         12,087           --
 Investment in PCS licenses (Net)                       289,488        297,043        304,354        305,818         20,401
 Total Assets                                           961,347        960,648        672,827        360,444         21,320
 Revolving Credit Agreement-TDS                         549,943        448,234             --         60,238         22,659
 Long-Term Debt                                         278,010        196,439        103,743             --             --
 Minority Interest                                        5,835             --             --             --             --
 Common Shareholders' Equity (Deficit)                   25,078        192,427        437,785        281,282         (1,444
 Capital expenditures (2)                             $  96,950      $ 387,718      $ 242,270      $ 297,551      $  20,401
----------------------------------------------------------------------------------------------------------------------------

(1) Weighted Average Common and Series A Common Shares outstanding give retroactive effect to the recapitalization in conjunction with the Company's April 1996 initial public offering, as if the transaction had occurred January 1, 1994.

(2) Includes non-cash transactions.

Aerial Communications, Inc. and Subsidiaries

REPORT OF MANAGEMENT

Management of Aerial Communications, Inc. ("Aerial") has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis and, in management's opinion, are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements, and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that Aerial's system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of Aerial have been audited by Arthur Andersen LLP, Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Aerial Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Aerial Communications, Inc. (a Delaware Corporation and an 82.3%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Aerial Communications, Inc. and Subsidiaries

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aerial Communications, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP


Chicago, Illinois
January 27, 1999
(except with respect to the matter discussed in Note 10, as to which the date is March 15, 1999)

Aerial Communications, Inc. and Subsidiaries

AERIAL STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the NASDAQ under the symbol "AERL" and in the newspaper as "Aerial." As of February 26, 1998, the Company's Common Shares were held by 656 registered holders and 5,500 beneficial holders. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares, but the Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The trading price of the Common Shares on April 25, 1996, the date on which the Common Shares were first offered for sale to the public, was $17.00 per share.

The Company has never paid any cash dividends and currently intends to retain any future earnings for use in the Company's business. In addition, the Revolving Credit Agreement with TDS prohibits the payment of dividends on the Company's Common Shares and Series A Common Shares, except to the extent of one-half of the cumulative consolidated net income, if any, of the Company.

MARKET PRICE PER COMMON SHARE BY QUARTER

No public trading market exists for Aerial's Series A Common Shares and therefore, quotations are not available. The high and low sales prices of the Common Shares on the NASDAQ as reported by the Dow Jones News Service are as follows:

Aerial Communications, Inc. and Subsidiaries


1998          1st          2nd          3rd           4th
---------------------------------------------------------
High       $ 9.25       $ 8.00       $ 6.94       $  5.88
Low        $ 6.50       $ 5.75       $ 3.06       $  1.63

1997           1st          2nd          3rd          4th
---------------------------------------------------------
High       $ 8.88       $ 9.63       $ 9.94       $ 10.63
Low        $ 5.25       $ 3.88       $ 7.38       $  7.00